SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For September 5, 2013
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Table of Contents

Company Information
Capital Breakdown	1
Cash Proceeds	2
Parent Company’s Financial Statements
Statement of Financial Position – Assets	3
Statement of Financial Position – Liabilities	4
Statement of Income	6
Statement of Comprehensive Income	8
Statement of Cash Flows	9
Statement of Changes in Equity
1/1/2013 to 6/30/2013	11
1/1/2012 to 6/30/2012	12
Statement of Value Added	13
Comments on the Company’s Performance	14
Notes to the Financial Statements	20
Comments on the Company’s Projection Trend	72
Other Information Deemed as Relevant by the Company	73
Reports and Statements
Unqualified Report on Special Review	75

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 6/30/2013
Paid-in Capital
Common	683,509,869
Preferred	0
Total	683,509,869
Treasury Shares
Common	0
Preferred	0
Total	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Company Information / Cash Proceeds

Event	Approval	Proceeds	Date of Payment	Type of Share	Class of Share	Earnings per Share (Reais / Share)
Board of Directors’ Meeting	3/21/2013	Others	6/21/2013	Common		2.34500

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements/Statement of Financial Position - Assets

(R$ thousand)

Code	Description	Current Quarter 6/30/2013	Previous Year 12/31/2012
1	Total Assets	26,983,475	26,476,097
1.01	Current Assets	2,968,862	3,330,598
1.01.01	Cash and Cash Equivalents	1,669,087	1,915,974
1.01.03	Accounts Receivable	1,148,854	1,148,218
1.01.03.01	Trade Accounts Receivable	1,033,698	1,038,945
1.01.03.02	Other Accounts Receivable	115,156	109,273
1.01.03.02.01	Balances with Related Parties	115,156	109,273
1.01.04	Inventories	52,307	53,028
1.01.06	Recoverable Taxes	17,663	118,421
1.01.06.01	Current Recoverable Taxes	17,663	118,421
1.01.08	Other Current Assets	80,951	94,957
1.01.08.03	Other	80,951	94,957
1.01.08.03.01	Restricted Cash	12,488	64,977
1.01.08.03.20	Other Accounts Receivable	68,463	29,980
1.02	Noncurrent Assets	24,014,613	23,145,499
1.02.01	Long-Term Assets	856,602	906,391
1.02.01.03	Accounts Receivable	335,769	335,687
1.02.01.03.01	Trade Accounts Receivable	335,769	335,687
1.02.01.06	Deferred Taxes	135,672	145,302
1.02.01.06.01	Deferred Income Tax and Social Contribution	135,672	145,302
1.02.01.08	Receivables from Related Parties	135,233	153,098
1.02.01.08.03	Receivables from with Controlling Shareholders	135,233	153,098
1.02.01.09	Other Noncurrent Assets	249,928	272,304
1.02.01.09.04	Escrow Deposits	51,955	53,158
1.02.01.09.05	ANA – National Water Agency	103,195	108,099
1.02.01.09.20	Other Accounts Receivable	94,778	111,047
1.02.02	Investments	74,961	74,872
1.02.02.01	Shareholdings	20,922	20,826
1.02.02.01.04	Other Shareholdings	20,922	20,826
1.02.02.02	Investment Properties	54,039	54,046
1.02.03	Property, Plant and Equipment	190,865	196,710
1.02.04	Intangible Assets	22,892,185	21,967,526
1.02.04.01	Intangible Assets	22,892,185	21,967,526
1.02.04.01.01	Concession Contracts	8,036,280	8,006,130
1.02.04.01.02	Program Contracts	4,933,354	4,390,263
1.02.04.01.03	Service Contracts	9,829,831	9,568,487
1.02.04.01.04	Software License	92,720	2,646

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements/Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter 6/30/2013	Previous Year 12/31/2012
2	Total Liabilities	26,983,475	26,476,097
2.01	Current Liabilities	2,703,029	3,758,189
2.01.01	Labor and Pension Plan Liabilities	312,419	267,332
2.01.01.01	Pension Plan Liabilities	24,425	35,188
2.01.01.02	Labor Liabilities	287,994	232,144
2.01.02	Trade Accounts Payable	239,393	295,392
2.01.02.01	Domestic Suppliers	239,393	295,392
2.01.03	Tax Liabilities	86,713	152,710
2.01.03.01	Federal Tax Liabilities	81,550	147,013
2.01.03.01.02	PIS-PASEP and COFINS (taxes on revenue) Payable	36,213	46,576
2.01.03.01.03	INSS (social security contribution) Payable	32,176	29,401
2.01.03.01.04	Installment Program - Law 10684/03	0	19,011
2.01.03.01.20	Other Federal Taxes	13,161	52,025
2.01.03.03	Municipal Taxes Liabilities	5,163	5,697
2.01.04	Loans and Financing	766,323	1,342,594
2.01.04.01	Loans and Financing	721,832	833,635
2.01.04.01.01	In Domestic Currency	516,091	635,968
2.01.04.01.02	In Foreign Currency	205,741	197,667
2.01.04.02	Debentures	44,491	508,959
2.01.05	Other Liabilities	703,725	1,135,078
2.01.05.01	Payables to Related Parties	2,466	958
2.01.05.01.03	Payables to Controlling Shareholders	2,466	958
2.01.05.02	Other	701,259	1,134,120
2.01.05.02.01	Dividends and Interest on Equity Payable	151	414,355
2.01.05.02.04	Services Payable	404,710	389,091
2.01.05.02.05	Refundable Amounts	37,678	42,479
2.01.05.02.06	Program Contract Commitments	155,931	148,220
2.01.05.02.07	Private Public Partnership – PPP	13,759	24,357
2.01.05.02.09	Indemnities	17,872	8,697
2.01.05.02.20	Other Payables	71,158	106,921
2.01.06	Provisions	594,456	565,083
2.01.06.01	Tax, Social Security, Labor and Civil Provisions	108,004	112,119
2.01.06.01.01	Tax Provisions	6,552	9,912
2.01.06.01.02	Social Security and Labor Provisions	61,968	59,868
2.01.06.01.04	Civil Provisions	39,484	42,339
2.01.06.02	Other Provisions	486,452	452,964
2.01.06.02.03	Provisions for Environmental	42,261	11,586
2.01.06.02.04	Provisions for Customers	350,808	355,520
2.01.06.02.05	Provisions for Suppliers	93,383	85,858
2.02	Non-current Liabilities	12,246,014	11,461,146
2.02.01	Loans and Financing	8,260,155	7,532,661
2.02.01.01	Loans and Financing	4,912,720	4,669,478

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements/Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter 06/30/2013	Previous Year 12/31/2012
2.02.01.01.01	In Domestic Currency	1,645,303	1,651,384
2.02.01.01.02	In Foreign Currency	3,267,417	3,018,094
2.02.01.02	Debentures	3,347,435	2,863,183
2.02.02	Other Payables	3,369,698	3,304,414
2.02.02.02	Other	3,369,698	3,304,414
2.02.02.02.04	Pension Plan Liabilities	2,652,990	2,592,550
2.02.02.02.05	Program Contract Commitments	98,502	87,407
2.02.02.02.06	Private Public Partnership – PPP	335,789	331,960
2.02.02.02.07	Indemnities	9,304	17,577
2.02.02.02.08	TAC – Retirees	36,804	36,804
2.02.02.02.09	Deferred COFINS and PASEP	127,812	123,731
2.02.02.02.20	Other Payables	108,497	114,385
2.02.04	Provisions	616,161	624,071
2.02.04.01	Tax, Pension Plan, Labor and Civil Provisions	252,146	292,198
2.02.04.01.01	Tax Provisions	56,522	58,173
2.02.04.01.02	Pension Plan and Labor Provisions	94,877	111,830
2.02.04.01.04	Civil Provisions	100,747	122,195
2.02.04.02	Other Provisions	364,015	331,873
2.02.04.02.03	Provisions for Environmental	154,504	136,839
2.02.04.02.04	Provisions for Customers	180,564	165,735
2.02.04.02.05	Provisions for Suppliers	28,947	29,299
2.03	Equity	12,034,432	11,256,762
2.03.01	Paid-Up Capital	6,203,688	6,203,688
2.03.02	Capital Reserves	124,255	124,255
2.03.02.07	Projects Support	108,475	108,475
2.03.02.08	Incentive Reserves	15,780	15,780
2.03.04	Profit Reserve	5,307,433	5,387,634
2.03.04.01	Legal Reserve	616,814	616,814
2.03.04.08	Additional Dividend Proposed	0	80,201
2.03.04.10	Reserve for Investments	4,690,619	4,690,619
2.03.05	Retained Earnings/Accumulated Losses	857,871	0
2.03.08	Other Comprehensive Income	-458,815	-458,815

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements/Statement of Income

(R$ thousand)

Code	Description	Current Quarter 4/1/2013 to 6/30/2013	YTD Current Year 1/1/2013 to 6/30/2013	Same Quarter Previous Year 4/1/2012 to 6/30/2012	YTD Previous Year 1/1/2012 to 6/30/2012
3.01	Revenue from Sales and/or Services	2,796,278	5,441,322	2,475,049	5,052,731
3.02	Cost of Sales and/or Services	-1,731,945	-3,268,811	-1,567,770	-3,064,208
3.02.01	Cost of Sales and/or Services	-1,088,716	-2,139,620	-1,002,279	-1,959,335
3.02.02	Construction Cost	-643,229	-1,129,191	-565,491	-1,104,873
3.03	Gross Profit	1,064,333	2,172,511	907,279	1,988,523
3.04	Operating Income/Expenses	-348,169	-721,204	-267,452	-638,518
3.04.01	Selling Expenses	-164,722	-306,005	-168,512	-339,290
3.04.02	General and Administrative Expenses	-184,843	-425,280	-116,040	-323,031
3.04.04	Other Operating Income	13,581	24,218	22,875	33,482
3.04.04.01	Other Operating Income	15,289	27,018	25,321	37,227
3.04.04.02	COFINS and PASEP	-1,708	-2,800	-2,446	-3,745
3.04.05	Other Operating Expenses	-12,074	-13,876	-4,478	-6,622
3.04.05.01	Loss on Write-off of Property, Plant and Equipment Items	-3,768	-5,433	-869	-1,808
3.04.05.03	Tax Incentives	-8,151	-8,286	-3,499	-4,688
3.04.05.20	Other	-155	-157	-110	-126
3.04.06	Equity in the Earnings (Losses) of Subsidiaries	-111	-261	-1,297	-3,057
3.05	Income Before Financial Result and Taxes	716,164	1,451,307	639,827	1,350,005
3.06	Financial Result	-207,256	-179,948	-331,375	-286,365
3.06.01	Finance Income	101,290	194,657	71,054	158,412
3.06.01.01	Finance Income	101,040	194,442	70,860	158,467
3.06.01.02	Foreign Exchange Gains	250	215	194	-55
3.06.02	Finance Expenses	-308,546	-374,605	-402,429	-444,777
3.06.02.01	Finance Expenses	-106,863	-302,524	-120,750	-322,310
3.06.02.02	Foreign Exchange Losses	-201,683	-72,081	-281,679	-122,467
3.07	Earnings Before Income Tax	508,908	1,271,359	308,452	1,063,640
3.08	Income Tax and Social Contribution	-147,239	-413,488	-15,640	-278,916

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements / Statement of Income

(R$ thousand)

Code	Description	Current Quarter 4/1/2013 to 6/30/2013	YTD Current Year 1/1/2013 to 6/30/2013	Same Quarter Previous Year 4/1/2012 to 6/30/2012	YTD Previous Year 1/1/2012 to 6/30/2012
3.08.01	Current	-116,317	-403,858	24,541	-239,454
3.08.02	Deferred	-30,922	-9,630	-40,181	-39,462
3.09	Net Result from Continued Operations	361,669	857,871	292,812	784,724
3.11	Profit/Loss for the Period	361,669	857,871	292,812	784,724
3.99	Earnings per Share - (Reais / Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common Share	0.52914	1.25510	0.42840	1.14808
3.99.02	Diluted Earnings per Share
3.99.02.01	Common Share	0.52914	1.25510	0.42840	1.14808

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements / Statement of Comprehensive Income

(R$ thousand)

Code	Description	Current Quarter 4/1/2013 to 6/30/2013	YTD Current Year 1/1/2013 to 6/30/2013	Same Quarter Previous Year 4/1/2012 to 6/30/2012	YTD Previous Year 1/1/2012 to 6/30/2012
4.01	Net Income for the Period	361,669	857,871	292,812	784,724
4.03	Comprehensive Income for the Period	361,669	857,871	292,812	784,724

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements/Statement of Cash Flows – Indirect Method

 (R$ thousand)

Code	Description	YTD Current Year 1/1/2013 to 6/30/2013	YTD Previous Year 1/1/2012 to 6/30/2012
6.01	Net Cash from Operating Activities	1,404,860	1,289,330
6.01.01	Cash from Operations	2,278,483	1,920,958
6.01.01.01	Net Income Before Income Tax and Social Contribution	1,271,359	1,063,640
6.01.01.02	Provision and Inflation Adjustments on Provisions	157,834	-6
6.01.01.04	Financial Charges from Customers	-118,983	-76,551
6.01.01.05	Residual Value of Written-off Property, Plant and Equipment	5,433	2,056
6.01.01.06	Depreciation and Amortization	391,924	363,511
6.01.01.07	Interest on Loans and Financing Payable	192,352	204,957
6.01.01.08	Monetary and Foreign Exchange Variation on Loans and Financing	112,612	139,890
6.01.01.09	Interest and Monetary Variation on Liabilities	12,974	863
6.01.01.10	Interest and Monetary Variation in Assets	-8,736	-5,182
6.01.01.11	Allowance for Doubtful Accounts	165,304	183,738
6.01.01.12	Provision for Consent Decree (TAC)	10,228	20,315
6.01.01.13	Equity in the Earnings of Subsidiaries	261	3,057
6.01.01.14	Provision for Sabesprev Mais	4,849	-5,147
6.01.01.15	Other Provisions/Reversals	-21,512	3,668
6.01.01.16	Transfer of Funds to São Paulo Municipal Government	-5,007	-2,638
6.01.01.17	Gross Margin over Intangible Assets Resulting from Concession Contracts	-23,262	-23,862
6.01.01.18	Pension Plan Liabilities	130,853	48,649
6.01.02	Changes in Assets and Liabilities	-301,029	-126,068
6.01.02.01	Trade Accounts Receivable	-40,196	53,196
6.01.02.02	Balances and Transactions with Related Parties	19,758	28,946
6.01.02.03	Inventories	455	10,443
6.01.02.04	Recoverable Taxes	-21,226	-20,715
6.01.02.05	Other Accounts Receivable	-17,310	-54,003
6.01.02.06	Escrow Deposits	1,203	-36,306
6.01.02.08	Contractors and Suppliers	-22,834	-71,735
6.01.02.09	Payroll, Provisions and Social Contribution	45,087	18,800
6.01.02.10	Pension Plan Liabilities	-70,413	-5,022
6.01.02.11	Taxes and Contributions Payable	-66,150	-78,891
6.01.02.12	Services Received	15,619	-7,619
6.01.02.13	Other Liabilities	-12,732	147,351
6.01.02.14	Provisions	-136,371	-111,920
6.01.02.15	Deferred COFINS/PASEP	4,081	1,407
6.01.03	Other	-572,594	-505,560

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements/Statement of Cash Flows – Indirect Method

 (R$ thousand)

Code	Description	YTD Current Year 01/01/2013 to 06/30/2013	YTD Previous Year 01/01/2012 to 06/30/2012
6.01.03.01	Interest Paid	-294,990	-320,951
6.01.03.02	Income Tax and Social Contribution Paid	-277,604	-184,609
6.02	Net Cash from Investing Activities	-955,580	-864,239
6.02.01	Acquisition of Property, Plant and Equipment	-7,947	-9,198
6.02.02	Increase in Intangible Assets	-999,765	-858,859
6.02.03	Increase (Decrease) in Investment	-357	-5,064
6.02.04	Restricted Cash	52,489	8,882
6.03	Net Cash from Financing Activities	-696,167	-823,723
6.03.01	Funding – Loans	1,262,709	888,842
6.03.02	Amortization of Loans	-1,409,371	-1,174,793
6.03.03	Payment of Interest on Equity	-498,648	-537,772
6.03.04	Public-Private Partnership – PPP	-20,963	0
6.03.05	Program Contract - Commitments	-29,894	0
6.05	Increase (Decrease) in Cash and Cash Equivalents	-246,887	-398,632
6.05.01	Opening Cash and Cash Equivalents	1,915,974	2,142,079
6.05.02	Closing Cash and Cash Equivalents	1,669,087	1,743,447

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements/Statement of Changes in Equity – 1/1/2013 to 6/30/2013

(R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/ Accumulated Losses	Other Comprehensive Income	Total Equity
5.01	Opening Balances	6,203,688	124,255	5,387,634	0	-458,815	11,256,762
5.03	Restated Opening Balances	6,203,688	124,255	5,387,634	0	-458,815	11,256,762
5.04	Capital Transactions with Partners	0	0	-80,201	0	0	-80,201
5.04.08	Additional Dividends Approved	0	0	-80,201	0	0	-80,201
5.05	Total Comprehensive Income	0	0	0	857,871	0	857,871
5.05.01	Net income for the Period	0	0	0	857,871	0	857,871
5.07	Closing Balances	6,203,688	124,255	5,307,433	857,871	-458,815	12,034,432

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements/Statement of Changes in Equity– 1/1/2012 to 6/30/2012

(R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/ Accumulated Losses	Other Comprehensive Income	Total Equity
5.01	Opening Balances	6,203,688	124,255	4,217,953	0	-953	10,544,943
5.03	Restated Opening Balances	6,203,688	124,255	4,217,953	0	-953	10,544,943
5.04	Capital Transactions with Partners	0	0	-288,143	0	0	-288,143
5.04.08	Additional Dividends Approved	0	0	-288,143	0	0	-288,143
5.05	Total Comprehensive Income	0	0	0	784,724	0	784,724
5.05.01	Net income for the Period	0	0	0	784,724	0	784,724
5.07	Closing Balances	6,203,688	124,255	3,929,810	784,724	-953	11,041,524

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements/Statement of Value Added

(R$ thousand)

Code	Description	YTD Current Year 1/1/2013 to 6/30/2013	YTD Previous Year 1/1/2012 to 6/30/2012
7.01	Revenue	5,749,507	5,328,509
7.01.01	Operating Revenue	4,626,275	4,237,934
7.01.02	Other Revenue	27,018	37,227
7.01.03	Revenue from the Construction	1,152,453	1,128,735
7.01.04	Allowance for/Reversal of Doubtful Accounts	-56,239	-75,387
7.02	Inputs Acquired from Third Parties	-2,278,969	-2,128,052
7.02.01	Costs of Sales and Services	-1,910,433	-1,816,708
7.02.02	Materials, Energy, Outsourced Services and Other	-354,660	-304,722
7.02.04	Other	-13,876	-6,622
7.03	Gross Value Added	3,470,538	3,200,457
7.04	Retentions	-391,924	-363,511
7.04.01	Depreciation, Amortization and Depletion	-391,924	-363,511
7.05	Net Value Added Produced	3,078,614	2,836,946
7.06	Value Added Received through Transfer	194,396	155,355
7.06.01	Equity in the Earnings (Losses) of Joint Ventures	-261	-3,057
7.06.02	Finance Income	194,657	158,412
7.07	Total Value Added to Distribute	3,273,010	2,992,301
7.08	Value Added Distribution	3,273,010	2,992,301
7.08.01	Personnel	862,952	763,609
7.08.01.01	Direct Compensation	580,793	514,632
7.08.01.02	Benefits	232,134	198,700
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	50,025	50,277
7.08.02	Taxes and Contributions	981,378	802,576
7.08.02.01	Federal	923,890	751,131
7.08.02.02	State	28,044	25,303
7.08.02.03	Municipal	29,444	26,142
7.08.03	Value Distributed to Providers of Capital	570,809	641,392
7.08.03.01	Interest	537,979	610,120
7.08.03.02	Rental	32,830	31,272
7.08.04	Value Distributed to Shareholders	857,871	784,724
7.08.04.03	Retained Earnings/Accumulated Loss for the Period	857,871	784,724

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Comments on the Company’s Performance

Version: 1

1. Financial highlights

							R$ million
	2Q12	2Q13	Chg. (R$)%		1S12	1S13	Chg. (R$)%
(+) Gross operating revenue	2,048.6	2,307.4	258.8	12.6	4,237.9	4,626.3	388.4	9.2
(+) Construction revenue	577.8	656.9	79.1	13.7	1,128.7	1,152.4	23.7	2.1
(-) COFINS and PASEP taxes	151.4	168.0	16.6	11.0	313.9	337.4	23.5	7.5
(=) Net operating revenue	2,475.0	2,796.3	321.3	13.0	5,052.7	5,441.3	388.6	7.7
(-) Costs and expenses	1,286.8	1,438.3	151.5	11.8	2,621.6	2,870.9	249.3	9.5
(-) Cunstruction costs	565.5	643.2	77.7	13.7	1,104.9	1,129.2	24.3	2.2
(+) Equity result	(1.3)	(0.1)	1.2	(92.3)	(3.1)	(0.2)	2.9	(93.5)
(+) Other operating revenue/expenses	18.4	1.5	(16.9)	(91.8)	26.9	10.3	(16.6)	(61.7)
(=) Earnings before financial result, income tax and social
contribution	639.8	716.2	76.4	11.9	1,350.0	1,451.3	101.3	7.5
(+) Net financial	(331.4)	(207.3)	124.1	(37.4)	(286.4)	(179.9)	106.5	(37.2)
(=) Earnings before income tax and social contribution	308.4	508.9	200.5	65.0	1,063.6	1,271.4	207.8	19.5
(+) Income tax and social contribution	(15.6)	(147.2)	(131.6)	843.6	(278.9)	(413.5)	(134.6)	48.3
Net Income	292.8	361.7	68.9	23.5	784.7	857.9	73.2	9.3
Earnings per share (R$)	0.43	0.53			1.15	1.26

Adjusted EBITDA Reconciliation (Non-accounting measures)

							R$ million
	2Q12	2Q13	Chg. (R$)%		1S12	1S13	Chg. (R$)%
Net income	292.8	361.7	68.9	23.5	784.7	857.9	73.2	9.3
(+) Income tax and social contribution	15.6	147.2	131.6	843.6	278.9	413.5	134.6	48.3
(+) Net financial	331.4	207.3	(124.1)	(37.4)	286.4	179.9	(106.5)	(37.2)
(+) Other operating revenues/expenses	(18.4)	(1.5)	16.9	(91.8)	(26.9)	(10.3)	16.6	(61.7)
(=) Earnings before financial result (EBIT)	621.4	714.7	93.3	15.0	1,323.1	1,441.0	117.9	8.9
(+) Depreciation and amortization	177.0	196.7	19.7	11.1	363.5	391.9	28.4	7.8
(=) Adjusted EBITDA *	798.4	911.4	113.0	14.2	1,686.6	1,832.9	146.3	8.7
(%) Adjusted EBITDA margin	32.3	32.6			33.4	33.7

(*) Adjusted EBITDA is net income before: (i) depreciation and amortization; (ii) income tax and social contribution (income federal taxes); (iii) financial result and (iv) other operating expenses, net.

In 2Q13, net operating revenue reached R$2.8 billion, a 13.0% growth compared to 2Q12.

Costs and expenses, including construction costs, in the amount of R$2.1 billion grew 12.4% over 2Q12.

EBIT grew 15.0%, from R$621.4 million in 2Q12 to R$714.7 million in 2Q13.

Adjusted EBITDA increased 14.2%, from R$798.4 million in 2Q12 to R$911.4 million in 2Q13.

The adjusted EBITDA margin was 32.6% in 2Q13 in comparison to 32.3% in the same period of 2012. Excluding construction revenues and construction costs, the adjusted EBITDA margin was 42.0% in 2Q13 (41.4% in 2Q12).

Net income totaled R$361.7 million in 2Q13, 23.5% higher than in 2Q12.

2. Gross operating revenue

Gross operating revenue from water supply and sewage collection grew from R$2.0 billion in 2Q12 to R$2.3 billion in 2Q13, an increase of R$258.8 million or 12.6%.

The main factors that led to this variation were:

•         Tariff adjustment of 5.15% since September 2012;

•         The tariff repositioning index of 2.35% applied since April 2013; and

•         Increase of 3.5% in the Company’s total billed volume (3.3% in water and 3.8% in sewage).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Comments on the Company’s Performance

Version: 1

3. Construction revenue

Construction revenue increased R$79.1 million or 13.7%, when compared to 2Q12. This variation was mainly due to lower investments in 2Q13, in comparison to the same period of the previous year.

4. Billed volume

The following tables show the water and sewage billed volume per customer category and region in 2Q12, 2Q13, 1S12 and 1S13.

WATER AND SEWAGE BILLED VOLUME (1) PER CUSTOMER CATEGORY - million m3
		Water			Sewage		Water + Sewage
Category	2Q12	2Q13%		2Q12	2Q13%		2Q12	2Q13%
Residential	371.5	383.6	3.3	307.0	318.7	3.8	678.5	702.3	3.5
Commercial	42.6	43.7	2.6	39.7	40.8	2.8	82.3	84.5	2.7
Industrial	9.3	9.7	4.3	10.6	11.7	10.4	19.9	21.4	7.5
Public	14.1	14.1	-	10.9	10.9	-	25.0	25.0	-
Total retail	437.5	451.1	3.1	368.2	382.1	3.8	805.7	833.2	3.4
Wholesale	73.8	74.4	0.8	7.2	7.5	4.2	81.0	81.9	1.1
Reused water	0.1	3.0	-	-	-	-	0.1	3.0	-
Total	511.4	528.5	3.3	375.4	389.6	3.8	886.8	918.1	3.5
	1S12	1S13%		1S12	1S13%		1S12	1S13%
Residential	756.1	772.6	2.2	622.3	639.9	2.8	1,378.4	1,412.5	2.5
Commercial	85.6	86.8	1.4	79.4	80.7	1.6	165.0	167.5	1.5
Industrial	18.9	19.3	2.1	20.9	22.2	6.2	39.8	41.5	4.3
Public	27.2	26.9	(1.1)	21.0	21.1	0.5	48.2	48.0	(0.4)
Total retail	887.8	905.6	2.0	743.6	763.9	2.7	1,631.4	1,669.5	2.3
Wholesale	147.1	149.0	1.3	13.5	14.8	9.6	160.6	163.8	2.0
Reused water	0.2	8.7	-	-	-	-	0.2	8.7	-
Total	1,035.1	1,063.3	2.7	757.1	778.7	2.9	1,792.2	1,842.0	2.8

WATER AND SEWAGE BILLED VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	2Q12	2Q13%		2Q12	2Q13%		2Q12	2Q13%
Metropolitan	290.2	298.8	3.0	247.6	255.1	3.0	537.8	553.9	3.0
Regional (2)	147.3	152.3	3.4	120.6	127.0	5.3	267.9	279.3	4.3
Total retail	437.5	451.1	3.1	368.2	382.1	3.8	805.7	833.2	3.4
Wholesale	73.8	74.4	0.8	7.2	7.5	4.2	81.0	81.9	1.1
Reused water	0.1	3.0	-	-	-	-	0.1	3.0	-
Total	511.4	528.5	3.3	375.4	389.6	3.8	886.8	918.1	3.5
	1S12	1S13%		1S12	1S13%		1S12	1S13%
Metropolitan	583.4	595.6	2.1	495.9	507.4	2.3	1,079.3	1,103.0	2.2
Regional (2)	304.4	310.0	1.8	247.7	256.5	3.6	552.1	566.5	2.6
Total retail	887.8	905.6	2.0	743.6	763.9	2.7	1,631.4	1,669.5	2.3
Wholesale	147.1	149.0	1.3	13.5	14.8	9.6	160.6	163.8	2.0
Reused water	0.2	8.7	-	-	-	-	0.2	8.7	-
Total	1,035.1	1,063.3	2.7	757.1	778.7	2.9	1,792.2	1,842.0	2.8

   (1) Unaudited

   (2) Including coast and countryside

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Comments on the Company’s Performance

Version: 1

5. Costs, administrative expenses, selling and construction

In 2Q13, costs of sales and services rendered, construction, administrative and selling expenses grew 12.4% (R$229.2 million). Excluding construction costs, total costs and expenses grew 11.8%. As a percentage of net revenue, cost and expenses decreased from 74.8% in 2Q12 to 74.4% in 2Q13.

								R$ million
	2Q12	2Q13	Chg. (R$)%		1S12	1S13	Chg. (R$)%
Payroll and benefits	443.6	492.0	48.4	10.9	849.9	953.8	103.9	12.2
Supplies	43.2	49.4	6.2	14.4	83.7	93.7	10.0	11.9
Treatment supplies	51.4	55.2	3.8	7.4	96.0	120.0	24.0	25.0
Services	252.6	295.1	42.5	16.8	517.5	523.9	6.4	1.2
Electric power	147.6	133.0	(14.6)	(9.9)	298.0	277.8	(20.2)	(6.8)
General expenses	123.7	186.3	62.6	50.6	291.5	401.8	110.3	37.8
Tax expenses	11.1	11.8	0.7	6.3	46.1	51.8	5.7	12.4
Sub-total	1,073.2	1,222.8	149.6	13.9	2,182.7	2,422.8	240.1	11.0
Depreciation and amortziation	177.0	196.7	19.7	11.1	363.5	391.9	28.4	7.8
Credit write-offs	36.6	18.8	(17.8)	(48.6)	75.4	56.2	(19.2)	(25.5)
Sub-total	213.6	215.5	1.9	0.9	438.9	448.1	9.2	2.1
Costs and expenses	1,286.8	1,438.3	151.5	11.8	2,621.6	2,870.9	249.3	9.5
Construction costs	565.5	643.2	77.7	13.7	1,104.9	1,129.2	24.3	2.2
Costs, adm., selling and construction expenses	1,852.3	2,081.5	229.2	12.4	3,726.5	4,000.1	273.6	7.3
% of net revenue	74.8	74.4			73.8	73.5

5.1. Payroll and benefits

In 2Q13 payroll and charges grew R$48.4 million or 10.9%, from R$443.6 million to R$492.0 million, due to the following:

•         6.17% increase in wages since May 2012 and of 8.00% since May 2013, and also the implementation of the Company’s new career and wage plan, with an impact of approximately R$31.0 million;

•         R$6.5 million upturn in the provision for the Defined Benefit Plan, arising from changes in actuarial assumptions;

•         Provision referring to TAC (Conduct Adjustment Term) of retirees increased by R$2.8 million, mainly due to wage adjustments in the period; and

•         R$2.8 million increase in overtime pay, mainly due to wage adjustment in the period.

5.2. Supplies

In 2Q13, expenses with supplies increased by R$6.2 million or 14.4%, when compared to the previous year, from R$43.2 million to R$49.4 million, mostly due to: (i) preventive and corrective maintenance in several water and sewage systems, in the amount of R$2.5 million; (ii) water and sewage network maintenance, in the amount of R$1.2 million; and (iii) fuel and lubricants, in the amount of R$0.5 million.

5.3. Treatment supplies

Treatment supplies expenses in 2Q13 were R$3.8 million or 7.4% higher than in 2Q12, from R$51.4 million to R$55.2 million. The main factors for this variation were:

•         Increase of R$2.9 million due to the higher consumption of aluminum polychloride in the Jundiaí, Taiaçupeba, Guarapiranga and Rio Grande dams, ensuring better water quality in these reservoirs;

•         Higher consumption of sodium hypochlorite, with an increase of R$2.2 million, due to the use of this product in replacement of “Cloro Gas” in the Hortolândia, Paulínia, Indaiá and Rio Grande water treatment station, due to higher efficiency in water treatment and higher handling operational security;

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Comments on the Company’s Performance

Version: 1

•         Higher consumption of aluminum sulfate, with an increase of R$1.2 million, due to higher consumption of this product at the Taiaçupeba water treatment station, aiming at reducing the concentration of iron and manganese in water, associated with price adjustments; and

•         Increase of R$1.7 million from the consumption of products, such as: (i) hydrogen peroxide, due to the odor increase in several sewage pumping stations in the Baixada Santista region; and (ii) oxygen, due to the increase in the average flow in the Taubaté/Tremembé Sewage Treatment Stations.

The increases mentioned above were offset, specially, by the lower consumption of coal activated at the Taiaçupeba, ABV and Guaraú water treatment stations, due to better climate conditions and water quality, resulting in R$7.5 million decrease.

5.4. Services

In 2Q13 this item grew R$42.5 million or 16.8%, from R$252.6 million in 2Q12 to R$295.1 million in 2Q13. The main factors were:

•         Increase in the estimated services expenses, in the amount of R$12.2 million, due to the reversal of provisions in the amount of R$6.5 million in 2Q12 and the increase in the estimated expense in the amount of R$5.7 million in 2Q13;

•         Preventive and corrective maintenance in the water and sewage systems in the amount of R$9.0 million;

•         Maintenance in the water and sewage network connections, in the amount of R$5.9 million, due to the intensification of services in several areas of the São Paulo Metropolitan Region, and to price adjustment referring to the Global Sourcing contract;

•         Hydrometer reading and bill delivery expenses in the amount of R$2.9 million, as a result of the new contracts and price adjustment in the São Paulo Metropolitan Region;

•         Paving services and replacement of sidewalks in the amount of R$2.9 million, related to the Corporate Program for Water Loss Reduction; and

•         Maintenance of properties and facilities, in the amount of R$1.8 million.

5.5. Electric power

This item decreased R$14.6 million, or 9.9%, from R$147.6 million in 2Q12 to R$133.0 million in 2Q13, due to the average decrease of approximately 22.7% in the Tariff for the Use of Distribution System (TUSD), as a consequence of Provisional Presidential Decree 579/12 and Law 12,783/13, resulting in a decrease of R$17.5 million. The decrease mentioned above was partially offset by a 15.4% increase in the tariffs of the free market, resulting in an increase of R$3.9 million in the period.

5.6. General expenses

General expenses increased R$62.6 million or 50.6%, from R$123.7 million in 2Q12 to R$186.3 million in 2Q13, due to:

•         Provision for lawsuits, in the amount of R$49.0 million, mainly related to environmental contingencies in the amount of R$25.6 million in 2Q13; and reversal of provisions with suppliers in 2Q12, in the amount of R$ 29.9 million; and

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Comments on the Company’s Performance

Version: 1

•         Provision for payment to the Municipal Fund for Sanitation Environment and Infrastructure, pursuant to the Service Agreement with the São Paulo Municipal Government, in the amount of R$6.4 million, as a result of the increase in revenues.

5.7. Depreciation and Amortization

Depreciation and amortization increased R$19.7 million or 11.1%, from R$177.0 million in 2Q12 to R$196.7 million in 2Q13, due to the transfer of works to the operating intangible asset, with a net increase of R$ 2.1 billion.

5.8. Credit write-offs

Credit write-offs decreased R$17.8 million or 48.6%, from R$36.6 million in 2Q12 to R$18.8 million in 2Q13, chiefly due to the reversal of provisions in the amount of R$15.3 million referring to installment agreements settled.

6. Net Financial expenses

				R$ million
	2Q12	2Q13	Var.	%
Financial expenses, net of revenues	(48.2)	(11.5)	36.7	(76.1)
Net monetary variation	(283.2)	(195.8)	87.4	(30.9)
Net financial	(331.4)	(207.3)	124.1	(37.4)

6.1. Financial revenues and expenses

				R$ million
	2Q12	2Q13	Var.	%
Financial expenses
Interest and charges on domestic loans and financing	69.9	64.9	(5.0)	(7.2)
Interest and charges on international loans and financing	25.7	22.1	(3.6)	(14.0)
Other financial expenses	14.1	5.6	(8.5)	(60.3)
Total financial expenses	109.7	92.6	(17.1)	(15.6)
Financial revenues	61.5	81.1	19.6	31.9
Financial expenses net of revenues	48.2	11.5	(36.7)	(76.1)

6.1.1. Financial expenses

In 2Q13 financial expenses dropped R$17.1 million, or 15.6%. The main reasons for this result were:

•         Decrease in interest and charges on domestic loans and financing due to lower interest rates and to the change in debt (issue of the 17th debenture in February 2013 and anticipation of the amortization of the 11th debenture balance);

•         Decrease in interest and charges on international loans and financing due to the lower appreciation of the Yen versus the Brazilian Real in 2Q13 (4.2%), when compared to the appreciation of 14.6% recorded in 2Q12; and

•         Decrease in other financial expenses, due to the reversal of interest over provisions for customer lawsuits.

6.1.2. Financial revenues

Financial revenues increased by R$ 19.6 million due to the interest over installment agreements.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Comments on the Company’s Performance

Version: 1

6.2. Monetary variation on assets and liabilities

				R$ million
	2Q12	2Q13	Var.	%
Monetary variation on loans and financing	8.9	16.4	7.5	84.3
Currency exchange variation on loans and financing	281.7	201.7	(80.0)	(28.4)
Other monetary/exchange rate variations	2.1	(2.1)	(4.2)	(200.0)
Monetary variation on liabilities	292.7	215.9	(76.8)	(26.2)
Monetary variation on assets	9.5	20.1	10.6	111.6
Net monetary variation	283.2	195.8	(87.4)	(30.9)

6.2.1. Monetary variation on liabilities

The effect on the monetary variation on liabilities in 2Q13 was R$76.8 million lower than in 2Q12, specially:

•         Decrease in the exchange rate variation on loans and financing, in the amount of R$80.0 million, due to: (i) the lower appreciation of the Yen versus the Brazilian Real in 2Q13 (4.2%), compared with 14.6% appreciation in 2Q12; and (ii) the lower appreciation of the US Dollar versus the Brazilian Real in 2Q13 (10.0%) when compared to the 10.9% appreciation recorded in 2Q12;

•         Decrease in other monetary/exchange variation in the amount of R$4.2 million due to provision for customer lawsuits in the amount of R$4.7 million; and

•         Increase in the expenses related to monetary variation on domestic loans and financing, in the amount of R$7.5 million, due to the 17th debenture issue in February 2013.

6.2.2. Monetary variation on assets

Monetary variation on assets increased by R$10.6 million in 2Q13, chiefly due to updates on installments agreements.

7. Income tax and social contribution

Income tax and social contribution expenses increased by R$131.6 million, mainly due to the accounting recognition in 2Q12 of additional amount of Interest on Equity declared in 2011, which decreased the tax basis in that period.

8. Operating indicators

Operating indicators*	2Q12	2Q13%
Water connections (1)	7,576	7,778	2.7
Sewage connections (1)	6,017	6,223	3.4
Population directly served - water (2)	24.1	24.4	1.2
Population directly served - sewage (2)	20.7	21.2	2.4
Number of employees	14,496	15,121	4.3
Water volume produced (3)	1,531	1,514	(1.1)
Water losses (%)	25.9	25.3	(2.3)

(1)    In thousand units at the end of the period

(2)    In million inhabitants, at the end of the period. Not including wholesale

(3)    In millions of cubic meters at the end of the period

(*)    Unaudited

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

(All amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1.         OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services in the State of São Paulo, as well as it supplies treated water on a wholesale basis.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The objective set in the new vision of SABESP is to be recognized as the company that ensured universal access to water and sewage services in its marketplace, focused on the customer, and in a sustainable and competitive manner, with excellence in environmental solutions.

On June 30, 2013, the Company operated water and sewage services in 363 municipalities of the State of São Paulo. Most of these municipalities operations are based on 30-year concession agreements.

SABESP is not temporarily operating in some municipalities due to judicial orders under ongoing lawsuits: Iperó, Cajobi, Álvares Florense, Macatuba and Embaúba, whose carrying amount of these municipalities' intangible assets was R$11,365 on June 30, 2013.

On June 30, 2013, a total of 63 concessions had expired and are being negotiated. From 2013 to 2034, 38 concessions will expire. Management believes that all concessions expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. By June 30, 2013, a total of 262 program and metropolitan contracts were signed (258 contracts on December 31, 2012).

On June 30, 2013, the carrying amount of intangible assets used in the 63 concessions of the municipalities under negotiation totaled  R$5,841,272, accounting for 25.52% of total, and the related gross revenue totaled R$ 950,659, million in the six-month period ended June 30, 2013, accounting for 16.45% of total.

The Company's operations are concentrated in the municipality of São Paulo, which represents 51.15% of the gross revenue on June 30, 2013 (52.03% in June 2012) and 42.94% of intangible assets (43.51% in December 2012).

On June 23, 2010, the State of São Paulo through its Governor, the Municipality of São Paulo represented by its mayor, the Company and the regulatory agency “Sanitation and Energy Regulatory Agency – ARSESP” as intervening and consenting parties signed an agreement to share the responsibility for water supply and sewage services to the Municipality of São Paulo based on a 30-year concession agreement. This agreement is extendable for another 30 years, pursuant to the law. This agreement sets forth SABESP as the exclusive service provider and designates ARSESP as regulator, establishing prices, controlling and monitoring services.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Also, on June 23, 2010, the State of São Paulo, the municipality of São Paulo and SABESP signed the “Public utility services agreement for water supply and sewage”, a 30-year term which is extendable for another 30 years. This agreement involves the following activities:

i. protection of the sources of water in collaboration with other agencies of the State and the municipality;

ii. capture, transport and treat of water;

iii. collect, transport, treatment and final dispose of sanitary sewage; and

iv. adoption of other actions of basic and environmental sanitation.

In the municipality of Santos, in the Santos coast region, which has a significant population, the Company operates under an authorization by public deed, a situation similar to other municipalities in that region and in the Ribeira valley, where the Company started to operate after the merger of companies composing it. As of June 30, 2013 the carrying amount of the municipality of Santos’ intangible assets was R$333,513 (R$328,693 in December 2012) and gross revenue for the six-month period ended June  30, 2013 was R$124,077 (R$108,578 in June 2012).

Article 58 of Law 11,445/07 determines that precarious and overdue concessions, as well as those effective for an undetermined period of time, including those that do not have an instrument formalizing them, will be valid until December 31, 2010. However, Article 2 of Law 12,693 of July 24, 2012 allows program agreements to be executed until December 31, 2016.

The Company’s Management understands that the concession agreements not yet renewed are valid and will be governed by Laws 8,987/95 and 11,445/07, including those municipalities served without an agreement.

Public deeds are valid and governed by the Brazilian Civil Code.

The Company’s shares have been listed in the Novo Mercado (New Market) segment of BM&FBOVESPA (the São Paulo Stock Exchange) since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho and Attend Ambiental. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees.

This quarterly financial information was approved by the Board of Directors on August 13, 2013.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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2.         BASIS OF PREPARATION AND PRESENTATION OF QUARTERLY FINANCIAL INFORMATION

(i)         Presentation of Quarterly Financial Information

The quarterly financial information as of June 30, 2013 was prepared based on CPC 21 – Interim Financial Reporting and the international standard IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board (IASB), applicable to the preparation of the Quarterly Information Form– ITR, which are consistently presented with the standards issued by CVM. Therefore, this ITR considers the Circular Official Letter CVM/SNC/SEP 003 of April 28, 2011 which allows that entities report selected notes to the financial statements, in cases of redundant information already disclosed in the Annual Financial Statements. The quarterly financial information for the period ended June 30, 2013, therefore, does not include all the notes and reporting required by the CPC (“Brazilian Accounting Pronouncements Committee”) for the annual financial statements and, accordingly, must be read together with the financial statements under CPC and IFRS for the year ended December 31, 2012.

2.1       Accounting policies

The accounting policies used in the preparation of the quarterly financial information for the quarter ended June 30, 2013 are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2012, except for the effects of new accounting practices adopted as of January 1, 2013, described hereinbelow. These policies are disclosed in Note 3 to the Annual Financial Statements.

As of January 1, 2013, new standards, amendments and interpretations of accounting standards became effective. This quarterly financial information already includes the adoption of these amendments and shows their effects on a retrospective basis.

The adoption of CPCs 19(R2) and 33(R1) for the year ended December 31, 2012 resulted in the following adjustments:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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	December 31, 2012
	Original	CPC 19(R2) Effects (a)	CPC 33(R1) Effects (b)	After adoption of CPCs
Assets
Total current assets	3,336,865	(6,267)	-	3,330,598

Deferred income tax and social contribution	141,356	(5,459)	9,405	145,302
Investments	-	20,826	-	20,826
Intangible assets	21,991,922	(24,396)	-	21,967,526
Property, plant and equipment	383,383	(186,673)	-	196,710

Total non-current assets	23,338,928	(202,834)	9,405	23,145,499
Total assets	26,675,793	(209,101)	9,405	26,476,097

	December 31, 2012
	Original	CPC 19(R2) Effects (a)	CPC 33(R1) Effects (b)	After adoption of CPCs
Liabilities and equity
Total current liabilities	3,797,370	(39,181)	-	3,758,189

Loans and financing	7,701,929	(169,268)	-	7,532,661
Total non-current liabilities	11,162,846	(169,920)	468,220	11,461,146

Total liabilities	14,960,216	(209,101)	468,220	15,219,335

Total equity	11,715,577	-	(458,815)	11,256,762
Total liabilities and equity	26,675,793	(209,101)	9,405	26,476,097

(a)        Adoption of CPC 19(R2)

The Company adopted CPC 19(R2). Accordingly, jointly-owned investees (Note 9) are now classified as joint venture and are subject to the recognition of income under the equity method of accounting (CPC 18(R2)). This change altered the method of consolidation: from proportional consolidation to equity method of accounting.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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The adoption of CPC 19(R2) resulted in changes in the consolidation of the Company’s investments in Sesamm – Serviços de Saneamento de Mogi Mirim S/A, Águas de Andradina S.A., Águas de Castilho, Saneaqua Mairinque S.A., Aquapolo Ambiental S.A. and Attend Ambiental S/A.

(b)        Adoption of CPC 33 (R1)

The Company adopted CPC 33(R1). The Company’s accounting practice up to December 31, 2012 consisted of recording actuarial gains and losses using the corridor method, in which gains and losses from changes in actuarial assumptions were only recognized in profit or loss as they surpass the corridor value and amortized during the estimated average remaining working life of population with the benefits. Therefore, actuarial gains and losses measured in a certain period were not immediately recognized.  With this method, the value recognized in liabilities differs from the estimated present value of obligations through unrecognized actuarial gains and losses.

With the adoption of the new accounting standard, SABESP now recognizes in the statement of financial position the total effect from actuarial losses net of income tax and social contribution, with a corresponding entry to the statement of other comprehensive income, not being recorded in income statement. Such accounting method was applied in the quarterly financial information for 2013, with a retrospective effect in the Company’s financial statements for the year ended December 31, 2012 and the opening balance as of January 1, 2012.

Deferred income tax and social contribution were recorded only for the G1 plan, because G0 plan expenses are deemed undeductible.

Below, the reconciliation of the new asset and liability balances of the actuarial obligations for the year ended December 31, 2012 and the opening balance of January 1, 2012, affected by the change in the standard:

	December 31, 2012	January 1, 2012

Balance of actuarial obligations, according to previous accounting practice - G1	577,169	538,619
Effect from adoption of CPC 33 (R1)	27,663	(103,892)
Balance of actuarial obligations after the change in the accounting practice	604,832	434,727

Balance of the actuarial obligations according to previous accounting practice - G0	1,547,161	1,512,078
Effect from the adoption of CPC 33 (R1)	440,557	69,522
Balance of actuarial obligations after the change in the accounting practice	1,987,718	1,581,600

Total balance of the actuarial obligations after the change in the accounting practice	2,592,550	2,016,327

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Due to the adjustment described above, arising from the adoption of CPC 33(R1), the balances of “Deferred taxes” in non-current assets, “Pension plan liabilities” in non-current liabilities and “Other comprehensive income” in equity, as of December 31, 2012 and January 1, 2012, for the periods comparable to the interim financial information, were adjusted as follows:

	December 31, 2012			January 1, 2012
	Original		Restated	Original		Restated
	Balance	Adjustment	balance	balance	Adjustment	balance
Non-current assets
Deferred taxes	135,897	9,405	145,302	177,926	(35,323)	142,603

Non-current liabilities
Pension plan liabilities	2,124,330	468,220	2,592,550	2,050,697	(34,370)	2,016,327

Equity
Other comprehensive income	11,715,577	(458,815)	11,256,762	10,545,896	(953)	10,544,943

The adoption of CPC 33 (R1) did not result in adjustments to the statements of income and cash flows presented in this quarterly financial information.

3.         FINANCIAL RISK MANAGEMENT

3.1       Financial risk factors

The Company's activities are affected by the Brazilian economic scenario, making it exposed to market risks, such as exchange rate, interest rate, credit risk and liquidity risk. The Company’s financial risk management is focused on the unpredictability of financial markets and seeks to minimize the potential for adverse effects on the Company’s financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

(a)        Market risk

Foreign exchange risk

SABESP’s foreign exchange exposure implies market risks associated with Brazilian Real currency fluctuations against the US dollar and Yen. SABESP’s foreign currency-denominated liabilities include US dollar and Yen-denominated loans.

In case of Brazilian Real depreciation in relation to foreign currency in which the debt is denominated, SABESP will incur in monetary loss in relation to such debt.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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SABESP’s specific foreign exchange risks are related to exposures caused by its current and non-current debts denominated in foreign currency.

The management of SABESP’s foreign exchange exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated loans and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to protect against this risk, but conducts an active management of debt, taking advantage of opportunities to change expensive debts with “cheaper” debts, reducing the cost through early maturity.

A significant amount of the Company’s financial debt is denominated in U.S. dollar and Yen, in the total amount of R$3,489,462 on June 30, 2013 (R$3,231,183 in December 2012). Below, the Company’s exposure to foreign exchange risk:

	June 30, 2013		December 31, 2012 (Restated)
	Foreign currency	R$	Foreign currency	R$
Loans and financing – US$	1,137,557	2,520,371	1,136,274	2,321,976
Loans and financing – Yen	42,534,714	949,800	37,535,650	890,346
Interest and charges from loans and financing – US$		13,366		12,487
Interest and charges from loans and financing – Yen		5,925		6,374
Total exposure		3,489,462		3,231,183
Financing cost		(16,304)		(15,422)
Total loans in foreign currency		3,473,158		3,215,761

As at June 30, 2013, if the Brazilian Real had depreciated or appreciated by 10% against the US dollar and Yen with all other variables held constant, effects on results before taxes on June 30, 2013 would have been R$348,946 (R$323,118 in the year ended December 31, 2012) lower or higher, mainly as a result of foreign exchange losses or gains on the translation of foreign currency-denominated loans.

Scenario I below presents the effect in the income statements for the next 12 months, considering the projected rates of the U.S. dollar and the Yen. Considering the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciation of 25% and 50%, respectively, in the Brazilian Real.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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	Scenario I (Probable)	Scenario II (+25%)	Scenario III (+50%)
	(*)
Net currency exposure on June 30, 2013 (Liabilities) in US$	1,137,557	1,137,557	1,137,557

US$ rate on June 30, 2013	2.2156	2.2156	2.2156
Exchange rate estimated according to the scenario	2.2000	2.7500	3.3000
Difference between the rates	0.0156	(0.5344)	(1.0844)

Effect on net financial result R$ - gain/(loss)	17,746	(607,910)	(1,233,567)

Net currency exposure on June 30, 2013 (Liabilities) in Yen	42,534,714	42,534,714	42,534,714

Yen rate on June 30, 2013	0.02233	0.02233	0.02233
Exchange rate estimated according to the scenario	0.02321	0.02901	0.03481
Difference between the rates	(0.0009)	(0.0067)	(0.0125)

Effect on net financial result in R$ - gain/(loss)	(38,281)	(284,983)	(531,684)

Total effect on net financial result in R$ - gain/(loss)	(20,535)	(892,893)	(1,765,251)

(*)The probable scenario in foreign currency (US$ and Yen) considered the average exchange rate for the 12-month period after June 30, 2013, according to BM&FBovespa.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the finance expenses related to loans and financing.

The Company has not entered into any derivative contract to protect against this risk; however continually monitors market interest rates, in order to evaluate the need of replace its debts.

The table below provides the Company's loans and financing subject to variable interest rate:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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	June 30, 2013	December 31, 2012 (Restated)

TR(i)	1,821,513	2,019,924
CDI(ii)	1,212,010	1,799,830
TJLP(iii)	809,471	845,913
IPCA(iv)	1,315,200	697,385
LIBOR(v)	1,342,426	1,243,058
Interest and charges	78,153	95,475
Total	6,578,773	6,701,585

(i) TR – (Taxa de Referência), a reference rate

(ii) CDI - (Certificado de Depósito Interbancário), an interbank deposit rate

(iii) TJLP - (Taxa de Juros a Longo Prazo), a long-term interest rate index

(iv) IPCA - (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(v) LIBOR - London Interbank Offered Rate

Another risk to which the Company is exposed, is the mismatch of the monetary restatement indices of its debts with those of its service revenues. Water supply and sewage services tariff adjustments do not necessarily follow the increases in adjustment indexes for loans, financing and interest rates affecting the Company's debt.

As at June 30, 2013, if interest rates on loans denominated in Brazilian reais  had been 100 basis points higher or lower with all other variables held constant, the effects on profit for the six-month period ended June 30, 2013 before taxes would have been R$65,787 (R$67,015 for the year ended December 31, 2012) lower or higher, mainly as a result of a lower or higher interest expense on floating rate loans.

(b)        Credit risk

The credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to customers, including outstanding accounts receivable, restricted cash, accounts receivable from related parties and indemnities. The Company is required by law to invest its funds with Banco do Brasil. Credit risk exposure is mitigated by sales to a dispersed customer base.

The maximum exposure to credit risk at the reporting date is the carrying amount of instruments classified as cash equivalents, deposits in banks and financial institutions, restricted cash, trade accounts receivable and accounts receivable from related parties. (See notes 5, 6, 7 and 8).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to provision for impairment can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates. The credit quality of counterparties which are banks, such as deposits and financial investments, the Company considers the lower rating of the counterparty published by three main international rating agencies (Moody's, Fitch and S&P), according to the internal market risk management policy:

	June 30, 2013	December 31, 2012 (Restated)
Cash at bank and short-term bank deposits
AAA(bra)	1,667,416	1,913,893
Others (*)	1,671	2,081
	1,669,087	1,915,974

(*)This category includes current accounts and investment funds in banks which have no credit rating information available.

The available credit rating information of the banks in which the Company made transactions during the period is as follows:

Counterparty	Fitch	Moody's	Standard Poor's

Banco do Brasil S.A.	AAA (bra)	Aaa.br	brAAA
Banco Santander Brasil S.A.	AAA (bra)	Aaa.br	brAAA
Federal Savings Bank	AAA (bra)	Aaa.br	-
Banco Bradesco S.A.	AAA (bra)	Aaa.br	brAAA
Itaú Unibanco Holding S.A.	AAA (bra)	Aaa.br	brAAA

For financial assets corresponding to trade accounts receivable, the Company’s credit risk is minimized, since the customer base is diversified.

(c)        Liquidity risk

The Company's liquidity is primarily reliant upon cash provided by operating activities, loans from Brazilian Federal and State governmental financial institutions, and financing in the domestic and international capital markets. The liquidity risk management considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its investment and capital expenditures needs, as well as the payment of debts.

The funds held by the Company are invested in interest-bearing current accounts, time deposits, short-term deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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The table below analyzes the Company’s financial liabilities, by relevant maturities, including the installment of principal and interest to be paid according to the agreement.

	July to December 2013	2014	2015	2016	2017	2018 onwards	Total

As of June 30, 2013
Liabilities
Loans and financing	625,680	1,017,489	1,467,990	1,367,289	1,022,381	7,178,242	12,679,071
Accounts payable to suppliers and contractors	239,393	-	-	-	-	-	239,393
Services payable	404,710	-	-	-	-	-	404,710
Pension plan liabilities	114,703	235,667	242,192	249,770	257,442	1,880,988	2,980,762
Public-private partnership– PPP	20,962	41,925	41,925	41,925	41,925	262,027	450,689
Program contract commitments	141,081	36,223	77,533	4,237	1,895	37,531	298,500
Other liabilities	129,174	154,605	-	-	-	-	283,779

	2013	2014	2015	2016	2017	2018 onwards	Total Restated
As of December 31, 2012
Liabilities
Loans and financing	1,743,344	1,221,613	1,660,890	1,100,013	779,905	5,678,481	12,184,246
Accounts payable to suppliers and contractors	295,392	-	-	-	-	-	295,392
Services payable	389,091	-	-	-	-	-	389,091
Pension plan liabilities	229,406	235,667	242,192	249,770	257,442	1,880,988	3,095,465
Public-private partnership– PPP	41,925	41,925	41,925	41,925	41,925	305,193	514,818
Program contract commitments	160,784	11,227	66,052	4,222	1,911	37,204	281,400
Other liabilities	159,055	168,766	-	-	-	-	327,821

Future interest

Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the reference dates above.

Cross-default clause

The Company has loan agreements including the cross-default clause, which sets forth that the early maturity of any Company’s debt will cause the anticipated debt of the corresponding agreement. Indicators are constantly monitored to avoid the execution of this clause.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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(d)        Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with CVM Rule 475/2008 in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected until the final settlement of each contract, considering a probable scenario (scenario I), appreciation of 25% (scenario II) and 50% (scenario III).

The purpose of the sensitivity analysis is measure the impact of changes in the market variables over the financial instruments of the Company, considering constant all other variables. Upon settlement the amounts can be different from those presented above, due to the estimates used in the measurement.

June 30, 2013
Indicators	Exposure	Scenario I (Probable) (i)	Scenario II (+ 25%)	Scenario III (+ 50%)

Assets
CDI	1,592,229	9.1400%(*)	11.4250%	13.7100%
Finance income		145,530	181,912	218,294

Liabilities
CDI	1,212,010	9.1400%(*)	11.4250%	13.7100%
Interest to be incurred		(110,778)	(138,472)	(166,166)

Net exposure – CDI		34,752	43,440	52,128

Liabilities
TR	1,821,513	0.2030%(*)	0.2538%	0.3045%
Expense to be incurred		(3,698)	(4,623)	(5,546)

TJLP	809,471	5.0000%(*)	6.2500%	7.5000%
Interest to be incurred		(40,473)	(50,592)	(60,710)

IPCA	1,315,200	5.8800%(*)	7.3500%	8.8200%
Expense to be incurred		(77,334)	(96,667)	(116,001)

LIBOR	1,342,426	0.3550%(**)	0.4437%	0.5325%
Interest to be incurred		(4,765)	(5,956)	(7,148)

Total net expenses to be incurred		(91,518)	(114,398)	(137,277)

(*)Source: Focus Report – BACEN, June 28, 2013
(**)Source: Bloomberg

(i)     It refers to the scenario of interest rates to be incurred for the 12 months as of June 30, 2013 or until the maturity of the contracts, whichever is shorter.

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3.2       Capital management

The Company's objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Company monitors capital based on the financial leverage ratios. This ratio corresponds to net debt divided by total capital. Net debt corresponds to total loans and financing less cash and cash equivalents. Total capital is calculated as total equity as shown in the statement of financial position plus net debt.

	June 30, 2013	December 31, 2012 (Restated)

Total loans and financing	9,026,478	8,875,255
Less: cash and cash equivalents	(1,669,087)	(1,915,974)

Net debt	7,357,391	6,959,281
Total equity	12,034,432	11,256,762

Total capital	19,391,823	18,216,043

Leverage ratio	38%	38%

On June 30, 2013, the leverage ratio did not change over December 31, 2012.

3.3       Fair value estimates

We assume that balances of trade accounts receivable (current) and trade accounts payable by carrying amount approximate their fair values, considering the short maturity. Long-term trade accounts receivable also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

3.4       Financial instruments

On June 30, 2013 and December 31, 2012, the Company did not have financial assets classified in categories of fair value through profit or loss, held to maturity and held for sale. The Company’s financial instruments included in the loans and receivables category comprise cash and cash equivalents, receivables from customers, receivables from related parties, other accounts receivable, receivables from Water National Agency - ANA, contractors and suppliers, loans and financing, interest on equity payable, accounts payable from public-private partnership - PPP and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market.

The estimated fair values of financial instruments are as follows:

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	June 30, 2013		December 31, 2012 (Restated)
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	1,669,087	1,669,087	1,915,974	1,915,974
Restricted cash	12,488	12,488	64,977	64,977
Trade accounts receivable	1,369,467	1,369,467	1,374,632	1,374,632
Accounts receivable from related parties	250,389	250,389	262,371	262,371
Water National Agency – ANA	103,195	103,195	108,099	108,099
Other accounts receivable	163,241	163,241	141,027	141,027

Financial liabilities
Loans and financing (i) to (vii)	9,026,478	9,392,013	8,875,255	9,201,317
Accounts payable to suppliers and contractors	239,393	239,393	295,392	295,392
Services payable	404,710	404,710	389,091	389,091
Program contract - commitments	254,433	254,433	235,627	235,627
Public-Private Partnership - PPP	349,548	349,548	356,317	356,317

To obtain fair value of loans and financing, the following criteria have been adopted:

(i)      Agreements with Banco do Brasil and CEF (Brazilian Federal Savings Bank) were projected until final maturity, at contractual rates (projected TR + spread) and discounted at present value by TR x DI, both rates were obtained from BM&F.

(ii)     Debentures were projected until the final maturity date according to contractual rates (IPCA, DI, TJLP or TR), and discounted at present value considering the future interest rate published by ANBIMA in the secondary market, or equivalent market rates, or the Company securities traded in the Brazilian market.

(iii)    BNDES (Brazilian Development Bank) loans are financial instruments measured by face value and restated until maturity date and are indexed by long term interest rate – TJLP.

These loans have specific characteristics and the conditions defined in the loan agreements with BNDES between independent parties, and reflect the conditions for those types of loan. In Brazil, a consolidated market of long-term debts does not exist with the same characteristics of BNDES loans, the offering of credit to the entities in general, with this long-term characteristic, usually is restricted to BNDES.

(iv)   Other financing in local currency are considered by carrying amount till mature date, discounted to present value at futures interest rate published by BM&FBovespa.

(v)    Agreements with IDB, IBRD, were projected until final maturity in origin currency, applying interest rates contracted, discounted at present value at Libor futures rate, obtained from Bloomberg. Eurobonds were priced at market value through quotes published by Bloomberg. All the amounts obtained were translated into Brazilian reais  at the exchange rate as of June 30, 2013.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

(vi)   Agreements with JICA, were projected until final maturity in origin currency, using interest rates contracted and discounted at present value, at Tibor futures rate obtained from Bloomberg. The amounts obtained were translated into Brazilian reais at the exchange rate as of June 30, 2013.

(vii)  Leasing is an instrument measured by face value restated until maturity date, whose characteristic is the indexation by fixed contractual rate, which is a specific type, not compared to any other market rate. Thus, the Company discloses as market capitalization, the amount recorded on June 30, 2013.

Considering the nature of the Company's other financial instruments, assets and liabilities, the balances recognized in the statements of financial position are close to the fair values, taking into consideration the maturity terms close to the reporting date, a comparison between contractual interest rate and market interest in similar operations at the end of the reporting period, and its nature and maturity terms.

4.         SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and on other factors, including expectations of future events that are believed to be reasonable under the circumstances. There were no changes when compared to the Annual Financial Statements for the year ended December 31, 2012, according to Note 5.

5.         CASH AND CASH EQUIVALENTS

	June 30, 2013	December 31, 2012 (Restated)

Cash and banks	76,858	119,397
Cash and cash equivalents	1,592,229	1,796,577
	1,669,087	1,915,974

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term investments, mainly represented by purchase commitments (bearing CDI rate), deposited in Banco do Brasil, with maturities lower than three months, which are promptly convertible into a known cash amount and subject to an insignificant risk of change in value.

The average yield of financial investments corresponds to 100.8% of CDI in June 2013 (100.01% in December 2012).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

6.         RESTRICTED CASH

As of June 30, 2013, the restricted cash, in current assets, totaled R$12,488, referring mainly to the agreement in the municipality of São Paulo, where the Company transfers 7.5% of the Municipality’s revenue to the Municipal Fund (R$64,977 in December 2012).

The variation occurred in the period from January to June 2013, when compared to the Financial Statements as at December 31, 2012, mainly refers to the removal of restriction on use of funds by the Municipal Government of São Paulo.

7.         TRADE ACCOUNTS RECEIVABLE

(a)        Balance sheet balances

	June 30, 2013	December 31, 2012 (Restated)
Private sector:
General and special customers (i) (ii)	928,529	949,800
Agreements (iii)	267,937	249,470

	1,196,466	1,199,270
Government entities:
Municipal	629,948	610,779
Federal	3,807	3,150
Agreements (iii)	178,442	181,271

	812,197	795,200
Wholesale customers – Municipal governments: (iv)
Guarulhos	619,861	578,314
Mauá	303,894	281,398
Mogi das Cruzes	15,538	15,202
Santo André	658,690	620,276
São Caetano do Sul	4,471	2,072
Diadema	193,918	180,465

Total wholesale customers – Municipal governments	1,796,372	1,677,727

Unbilled supply	420,178	425,843

Subtotal	4,225,213	4,098,040
Allowance for doubtful accounts	(2,855,746)	(2,723,408)

Total	1,369,467	1,374,632

Current	1,033,698	1,038,945
Noncurrent (v)	335,769	335,687

	1,369,467	1,374,632

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

From January to June 2013, there were no relevant changes in operations reported in the financial statements as at December 31, 2012.

(i) General customers - residential and small and mid-sized companies.

(ii) Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii) Agreements - installment payments of past-due receivables, plus monetary restatement and interest.

(iv) Wholesale basis customers - municipal governments - This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers. Some of these municipalities are challenging in court the tariffs charged by SABESP, which have full allowance for doubtful accounts. Additionally, the overdue amounts are included in the allowance for doubtful account and are classified in noncurrent assets.

Changes are as follow:

	Six-month period ended June 30, 2013	Year ended December 31, 2012 (Restated)

Balance at the beginning of period	1,677,727	1,486,342
Billing for services rendered	209,519	394,922
Collections – current year’s services	(67,932)	(165,967)
Collections – previous years’ services	(22,942)	(37,570)

Balance at the end of the period	1,796,372	1,677,727

Current	59,338	33,924
Non-current	1,737,034	1,643,803

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

(v) The noncurrent amount consists of trade accounts receivable that are past due and renegotiated with customers and amounts past due related to wholesale basis to municipal governments, and the amounts are net of allowance for doubtful accounts.

(b)        The aging of trade accounts receivable is as follows:

	June 30, 2013	December 31, 2012 (Restated)

Falling due	1,078,001	1,091,834
Past-due:
Up to 30 days	201,979	197,936
From 31 to 60 days	95,747	97,426
From 61 to 90 days	58,438	61,527
From 91 to 120 days	49,156	50,729
From 121 to 180 days	92,455	89,297
From 181 to 360 days	160,630	139,788
Over 360 days	2,488,807	2,369,503

Total past-due	3,147,212	3,006,206

Total	4,225,213	4,098,040

(c)        Allowance for doubtful accounts

	June 30, 2013	December 31, 2012 (Restated)

Balance at beginning of period	2,723,408	2,436,428
Private sector/government entities	45,892	75,535
Recoveries	(22,619)	(36,851)
Wholesale customers	109,065	108,351

Additions in the period	132,338	147,035

Balance at the end of period	2,855,746	2,583,463

Current	1,281,173	1,191,827
Noncurrent	1,574,573	1,391,636

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

Reconciliation of provision for losses in profit or loss	April to June/2013	January to June/2013	April to June/2012 (Restated)	January to June/2012 (Restated)

Losses (write-off)	10,775	32,006	21,326	36,703
Provision for state entities (related parties)	418	960	-	-
Provision for private sector/government entities	24,304	45,892	41,863	75,535
Recoveries	(16,658)	(22,619)	(26,564)	(36,851)

Balance	18,839	56,239	36,625	75,387

The Company does not have customers representing 10% or more of its revenue.

8.         RELATED-PARTY BALANCES AND TRANSACTIONS

The Company is a party to transactions with its controlling shareholder, the State Government, and companies/entities related thereto.

(a)        Accounts receivable, interest on equity, revenue and expenses with the São Paulo State Government

	June 30, 2013	December 31, 2012 (Restated)
Accounts receivable
Current:
Water and sewage services	121,494	113,027
Allowance for losses	(48,491)	(47,531)
Reimbursement of additional retirement and pension benefits – GESP Agreement	35,278	35,278
Reimbursement for pension benefits paid - monthly flow	6,875	8,499

Total current	115,156	109,273

Noncurrent:
Reimbursement of additional retirement and pension benefits – GESP Agreement	135,233	153,098

Total noncurrent	135,233	153,098

Total receivables from shareholders	250,389	262,371

Water and sewage services	73,003	65,496
Reimbursement of additional retirement and pension benefits	177,386	196,875

Total	250,389	262,371

Interest on shareholders equity payable to related parties	-	228,214

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

	April to June/2013	April to June /2012 (Restated)
Gross revenue from sales and services
Water supply	63,258	57,714
Sewage services	55,090	50,610
Payments received from related parties	(113,943)	(118,639)
Finance income	36,701	44,874

Receipt of GESP reimbursement referring to Law 4819/58	(31,256)	(21,159)

From January to June 2013, there were no significant changes in the operations reported in the financial statements as at December 31, 2012. Further details and explanations on the nature of related-party transactions are included in Note 9 of the Financial Statements as at December 31, 2012.

(b)        Contingent assets – GESP (not recorded)

On June 30, 2013 and December 31, 2012, SABESP had off-balance contingent assets with GESP relating to the supplementary retirement and pension paid (Law 4,819/58), as follows:

	June 30, 2013	December 31, 2012
Amounts in controversy receivable	682,116	654,927
Undisputed amount relating to the transfer to SABESP of Alto Tietê system reservoirs	696,283	696,283
Total	1,378,399	1,351,210

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

From January to June 2013, there were no relevant changes in the progress of lawsuits. Further details and explanations on the nature of these contingent assets are included in Note 9 (vii) of the Financial Statements as at December 31, 2012.

(c)        Agreements for the use of reservoirs

EMAE – Empresa Metropolitana de Águas e Energia S.A. claims the credit and financial compensation for the use of water from Guarapiranga and Billings reservoirs, used by SABESP in its operations, as well as the reimbursement of damages related to the failure to pay appropriately.

The Company understands that no amounts are due for the use of these reservoirs, but already participates in its maintenance costs. Should these reservoirs not be available for use to the Company, maybe it would be necessary to collect water in more distant places, having the risk of being unfeasible to properly rendering services in the region, besides increasing borrowing cost.

Three proceedings were filed by EMAE, two of them are writs of prevention to toll statute of limitation and another one to file arbitration commitment, by force of an arbitration clause in the agreement entered into between the São Paulo State Government and former Light, in 1958.

The plaintiff understands that diverging opinions between Light and SABESP should be resolved at the Court of Arbitration, which was disputed by SABESP, which in turn claims it is not bound to an agreement in which it is not party.

In February 2013, the arbitration commitment was established, decision of which was challenged by appeal which is pending judgment.

As such appeal has no suspensive effect, EMAE filed a request for arbitration proceeding with Amcham Arbitration Center. In July, SABESP through an interlocutory appeal, obtained suspension of decision which sentenced the filing of arbitration proceeding until the judgment on the pending appeal.

The Arbitration Panel took cognizance of the decision and suspended the proceeding.

SABESP will adopt the legal means with the courts of appeals and arbitration to defend its thesis.

The Company deems this case as possible loss. The amount involved could not be calculated due to the fact that the request had not been defined, which is for now indeterminate.

(d)        agreements with reduced tariffs with State and Municipal Government Entities which adhered to the Water Rational Use Program (PURA)

The Company has signed agreements with government entities related to the State Government and municipalities where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are in performance. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in water consumption.

(e)        Guarantees

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

The State Government provides guarantees for some loans and financing of the Company and does not charge any fee with respect to such guarantees.

(f)         Personnel assignment agreement among entities related to the São Paulo State Government

The Company has personnel assignment agreements with entities related to the São Paulo State Government, under which the expenses are fully transferred and monetarily reimbursed. On June 30, 2013, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$3,706 (R$3,369 in June 2012).

In the same period, expenses related to personnel assigned by other entities to SABESP totaled R$532 (R$515 in June 2012).

(g)        Services obtained from São Paulo state government entities

On June 30, 2013 and December 31, 2012, SABESP had an outstanding amount payable of R$2,466 and R$958, respectively, for services rendered by São Paulo State Government entities.

(h)        Non-operating assets

As of June 30, 2013 and December 31, 2012, the Company had an amount of R$969 related to free land lent to DAEE (Water and Electricity Department).

(i)         SABESPREV

The Company sponsors a private defined benefit pension plan, which is operated and administered by Fundação Sabesp de Seguridade Social - SABESPREV. The net actuarial liability recognized as of June 30, 2013 amounted to R$639,167 (R$604,832 in December 2012, including the effect of CPC 33(R1)). For further details, see Note 17.

(j)         Management’s Compensation

Expenses related to the compensation of members of the Board of Directors and Board of Executive Officers was R$843 and R$818, respectively, from April to June 2013 and 2012. The amounts of R$1,618 and R$ 1,575, respectively, were accrued from January to June 2013 and 2012, and refer to short-term benefits. An additional amount of R$146, referring to the Executive Officers’ bonus program was recorded in the period between April and June 2013 (from April to June 2012 - R$ 263). From January to June 2013 and 2012 R$286 and R$537, respectively were accrued.

(k)        Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPE), not holding the majority interest but with cast vote and power of veto in some issues. Therefore, these SPEs are considered for accounting purposes as jointly-owned subsidiaries.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

The Company entered into a loan agreement through credit facility with the SPEs Águas de Andradina S.A., Águas de Castilho S.A. and Aquapolo Ambiental S.A. to finance the operations of these companies, until release of loans and financing requested with banks.

The contracts signed on January 19, 2012 with Águas de Andradina and Águas de Castilho were settled in July 2012, according to the contractual provisions. On July 18, 2012, new agreements were signed with both companies, pursuant to the conditions in the table below. The agreement signed with Aquapolo Ambiental on March 30, 2012 remains with the same characteristics, according to the table below:

SPE	Credit limit	Principal disbursed amount	Interest balance	Interest rate	Maturity
Águas de Andradina	3,467	1,427	48	SELIC + 3.5 % p.a.	7/17/2013
Águas de Castilho	675	403	13	SELIC + 3.5 % p.a.	7/17/2013
Aquapolo Ambiental	5,629	5,629	852	CDI + 1.2% p.a.	4/30/2016
Aquapolo Ambiental	19,000	19,000	2,097	CDI + 1.2% p.a.	4/30/2015
Total	28,771	26,459	3,010

The amount disbursed is recognized in Assets under “Other Receivables”, R$1,830 of principal and R$61 of interest rates recognized in Current Assets and R$24,629 of principal and R$2,949 of interest rates in Noncurrent Assets. As of June 30, 2013 the balance of principal and interest rates of these contracts is R$29,469. From January to June 2013, financial income was impacted by R$1,388 (R$265 from January to June 2012).

9.         INVESTMENTS

The Company holds interest in the following investees: Sesamm – Serviços de Saneamento de Mogi Mirim S/A, Águas de Andradina, Águas de Castilho, Saneaqua Mairinque, Aquapolo Ambiental and Attend Ambiental which were recorded by the equity method. The accounting policies of its investees are consistent with the accounting policies adopted by the Company.

Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, indicating participating shared control (joint venture – CPC 19 (R2)).

Information on these companies’ activities is included in Note 2.1 of the Financial Statements as at December 31, 2012. During the period ended June 30, 2013, there were no significant changes in operations of these investees.

See below a summary of financial information of the investees:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

Company	Investments		Equity in the earnings (losses) of investees		Interest percentage		Equity		Profit (loss) for the period
	June 30, 2013	December 31, 2012	June 30, 2013	June 30, 2012	June 30, 2013	December 31, 2012	June 30, 2013	December 31, 2012	June 30, 2013	June 30, 2012

Sesamm	6,314	5,760	554	137	36%	36%	17,539	15,999	1,539	381
Águas de Andradina	837	751	86	(158)	30%	30%	2,790	2,503	287	(527)
Águas de Castilho	595	474	121	73	30%	30%	1,984	1,580	403	243
Saneaqua Mairinque	693	722	(29)	93	30%	30%	2,310	2,407	(97)	310
Attend Ambiental	3,811	4,379	(568)	(325)	45%	45%	8,469	9,731	(1,262)	(722)
Aquapolo Ambiental	8,113	8,538	(425)	(2,877)	49%	49%	16,557	17,424	(867)	(5,871)
Total	20,363	20,624	(261)	(3,057)			49,649	49,644	3	(6,186)
Other investments	559	202
Overall total	20,922	20,826

10.       INVESTMENT PROPERTIES

As of June 30, 2013 “Investment Properties” totaled R$54,039 (R$54,046 in December 2012) and is held at cost. As of June 30, 2013, the market value of these properties was R$295,538 (R$295,538 in December 2012). Market values are measured at the end of each reporting period.

11.       INTANGIBLE ASSETS

(a)        Equity balances

	June 30, 2013			December 31, 2012 (Restated)
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net
Intangible arising from:
Agreements – equity value	8,380,320	(1,465,986)	6,914,334	8,408,007	(1,511,813)	6,896,194
Concession contracts – economic value	1,434,145	(312,199)	1,121,946	1,402,854	(292,918)	1,109,936
Program contracts	5,971,330	(1,663,007)	4,308,323	5,288,541	(1,469,369)	3,819,172
Program contracts – commitments	693,118	(68,087)	625,031	627,989	(56,898)	571,091
Services agreement – São Paulo	11,054,631	(1,224,800)	9,829,831	10,604,942	(1,036,455)	9,568,487
Software licenses	152,333	(59,613)	92,720	55,615	(52,969)	2,646
Total	27,685,877	(4,793,692)	22,892,185	26,387,948	(4,420,422)	21,967,526

(b)        Changes

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

	December 31, 2012 (Restated)	Additions	Contract renewal	Transfer	Write-offs and disposals	Amortization	June 30, 2013
Intangibles arising from:
Concession agreement – equity value	6,896,194	295,115	(202,252)	588	(3,018)	(72,293)	6,914,334
Concession agreements – economic value	1,109,936	31,311	-	66	-	(19,367)	1,121,946
Program contracts	3,819,172	368,879	202,252	1,333	(747)	(82,566)	4,308,323
Program contracts – commitments	571,091	65,129	-	-	-	(11,189)	625,031
Services agreement – São Paulo	9,568,487	451,072	-	(3)	(1,138)	(188,587)	9,829,831
Software licenses	2,646	96,718	-	-	-	(6,644)	92,720
Total	21,967,526	1,308,224	-	1,984	(4,903)	(380,646)	22,892,185

In the first quarter of 2013, the Company renewed program contracts with municipalities of Presidente Prudente and Embu-Guaçu and in the second quarter it renewed the agreement with Ibirá municipality. Also in the second quarter, the Company signed a new 30-year program contract with municipality of Glicério.

(c)        Construction services

	April to June 2013
	Water supply	Sewage services	Total
Construction cost incurred	271,478	371,751	643,229
Recognition of construction revenue	276,905	379,939	656,844

	January to June 2013
	Water supply	Sewage services	Total
Construction cost incurred	479,996	649,195	1,129,191
Recognition of construction revenue	489,201	663,252	1,152,453

	April to June 2012 (Restated)
	Water supply	Sewage services	Total
Construction cost incurred	244,658	320,833	565,491
Recognition of construction revenue	249,753	328,126	577,879

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

	January to June 2012 (Restated)
	Water supply	Sewage services	Total
Construction cost incurred	480,760	624,113	1,104,873
Recognition of construction revenue	490,324	638,411	1,128,735

(d)        General information

During the period ended June 30, 2013 there were no significant changes in criteria used to record intangible assets and types of agreements. Further information is included in 11 (d) of the Financial Statements as at December 31, 2012.

The Company has obligations recorded in “Program Contracts – Commitments” under current liabilities (R$155,931 and R$148,220 on June 30, 2013 and December 31, 2012, respectively) and noncurrent liabilities R$98,502 and R$87,407 on June 30, 2013 and December 31, 2012, respectively).

(e)        Software license

Software licenses are capitalized based on costs incurred to acquire software and make them ready for use. In the first quarter of 2013, the Company started implementing the corporate integrated management solution (ERP system).

On June 30, 2013 and December 31, 2012, the balances was R$92,720 and R$2,646, respectively.

(f)         Disposal of concession intangible underlying assets

On June 30, 2013 and 2012, the Company wrote off intangible underlying  assets items totaling R$4,903 and R$1,755, respectively, due to obsolescence, theft, misplacements, unproductive wells and projects considered economically unfeasible.

(g)        Capitalization of interest and other financial charges

On June 30, 2013, the Company capitalized interest and inflation adjustment, including related foreign currency exchange effects on concession intangible assets totaling R$167,791 with an average rate of 3.53%. On June 30, 2012, R$171,102 was capitalized with an average rate of 3.19% during the period assets were recorded as work in progress.

(h)        Construction margin

The Company acts as a primary responsible to construct and install the infrastructure related to the concession, using own efforts or hiring outsourcing services, receiving the risks and benefits.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

As a consequence, the Company recognizes revenue from construction service corresponding to the cost of construction increased by margin. Generally, the constructions related to the concessions are performed by third parties, in such case, the Company’s implicit margin is lower, normally, to cover administration costs and the assumption of primary risk. On June 30, 2013 and 2012 the margin was 2.3%.

Construction margins for the periods between April and June 2013 and 2012 were  R$13,615 and R$12,388, respectively, and for the periods between January and June 2013 and 2012, R$23,262 and R$23,862, respectively.

(i)         Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate or establish rights of way in third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The assets received as a result of expropriations are recorded as concession intangible assets after the transaction is completed. On June 30, 2013, the total amount related to expropriations was R$20,771 (R$8,090 in June 2012).

(j)         Assets pledged as collateral

On June 30, 2013 and December 31, 2012, the Company had underlying physical assets totaling R$249,034 pledged as collateral to the request for the PAES (tax installment payment program) (Note 14). The debt related to PAES was paid-off in 120 months, the last installment was paid on June 28, 2013. The assets pledged as collateral will be released by appropriate agency of the Brazilian Federal Revenue Office, pursuant to Law 9,532 of December 10, 1997.

(k)        Public-Private Partnership - PPP

The Company and CAB-Sistema Produtor Alto Tietê S.A., special purpose entity, composed of Galvão Engenharia S.A. and Companhia Águas do Brasil – Cab Ambiental, signed in June 2008 the contract of public-private-partnership of Alto Tietê production system.

The contract last 15 years which purpose is to expand the capacity of treated water of Taiaçupeba from 10,000 to 15,000 of liters per second, whose operation began in October 2011.

On June 30, 2013 and December 31, 2012, the carrying amount recognized as intangible asset related to PPP was R$421,205 and R$426,791, respectively.

(l)         Works in progress

The amount of R$5.7 billion is recorded as intangible assets from works in progress on June 30, 2013 (R$5.1 billion on December 31, 2012).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

(m)       Amortization of intangible assets

The amortization average rate was 4.0% on June  30, 2013 (4.1% in June 2012).

12.        PROPERTY, PLANT AND EQUIPMENT

(a)        Equity balances

	June 30, 2013			December 31, 2012 (Restated)
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Land	88,328	-	88,328	88,328	-	88,328
Buildings	55,048	(30,356)	24,692	56,339	(30,778)	25,561
Equipment	193,303	(128,268)	65,035	191,202	(121,569)	69,633
Transportation equipment	12,459	(6,470)	5,989	13,882	(7,267)	6,615
Furniture and fixtures	16,288	(10,135)	6,153	16,203	(10,016)	6,187
Other	1,291	(623)	668	1,109	(723)	386
	366,717	(175,852)	190,865	367,063	(170,353)	196,710

(b)        Changes

	December 31, 2012 (Restated)					June 30, 2013
		Additions	Transfer	Write-offs and disposals	Depreciation
Land	88,328	-	-	-	-	88,328
Buildings	25,561	-	(2)	(216)	(651)	24,692
Equipment	69,633	5,815	(284)	(267)	(9,862)	65,035
Transportation equipment	6,615	1,355	(1,578)	-	(403)	5,989
Furniture and fixtures	6,187	396	(31)	(47)	(352)	6,153
Other	386	381	(89)	-	(10)	668
	196,710	7,947	(1,984)	(530)	(11,278)	190,865

(c)        Depreciation

The Company annually revises the depreciation rates of: buildings - 2%; equipment - 10.2%; transportation equipment - 10% and furniture and fixture - 6.7%. Land is not depreciated.

The depreciation average rates on June 30, 2013 and 2012 were 10.5% and 8.9%, respectively.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

13.       LOANS AND FINANCING

Outstanding balance of loans and financing

	June 30, 2013			December 31, 2012 (Restated)
Financial institutions	Current	Noncurrent	Total	Current	Noncurrent	Total
DOMESTIC CURRENCY
Banco do Brasil	294,653	-	294,653	380,631	100,306	480,937
10th issue debentures	36,459	243,721	280,180	36,459	252,166	288,625
11th issue debentures	-	-	-	472,500	535,949	1,008,449
12th issue debentures	-	499,469	499,469	-	499,511	499,511
14th issue debentures	8,032	279,909	287,941	-	284,649	284,649
15th issue debentures	-	809,654	809,654	-	791,451	791,451
16th issue debentures	-	499,354	499,354	-	499,457	499,457
17th issue debentures	-	1,015,328	1,015,328	-	-	-
Brazilian Federal Savings Bank	104,839	918,871	1,023,710	116,867	918,756	1,035,623
Brazilian Development Bank - BNDES	-	-	-	4,154	-	4,154
Brazilian Development Bank - BNDES BAIXADA SANTISTA	16,309	89,701	106,010	16,309	97,855	114,164
Brazilian Development Bank - BNDES PAC	8,447	76,021	84,468	8,447	80,244	88,691
Brazilian Development Bank - BNDES PAC II 9751	361	6,139	6,500	-	6,500	6,500
Brazilian Development Bank - BNDES PAC II 9752	-	15,000	15,000	-	13,000	13,000
Brazilian Development Bank - BNDES ONDA LIMPA	19,230	206,424	225,654	19,230	216,026	235,256
Leasing	-	330,466	330,466	-	215,774	215,774
Others	543	2,681	3,224	763	2,923	3,686
Interest rates and charges	71,709	-	71,709	89,567	-	89,567
TOTAL IN DOMESTIC CURRENCY	560,582	4,992,738	5,553,320	1,144,927	4,514,567	5,659,494

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

	June 30, 2013			December 31, 2012 (Restated)
Financial institutions	Current	Noncurrent	Total	Current	Noncurrent	Total

DOMESTIC CURRENCY
Inter-American Development Bank – IDB US$437,447 thousand	84,533	879,373	963,906	77,967	770,494	848,461
International Bank for Reconstruction and Development -IBRD – US$31,937 thousand	-	70,365	70,365	-	54,492	54,492
Eurobonds – US$140,000 thousand	-	309,805	309,805	-	285,655	285,655
Eurobonds – US$350,000 thousand	-	768,755	768,755	-	708,076	708,076
JICA 15– ¥19,015,095 thousand	25,733	398,874	424,607	27,335	437,371	464,706
JICA 18 – ¥17,096,640 thousand	23,137	358,291	381,428	24,578	392,894	417,472
JICA 17 – ¥400,710 thousand	-	8,651	8,651	-	7,524	7,524
JICA 19 – ¥6,022,269 thousand	-	133,994	133,994	-	1	1
IDB 1983AB – US$178,173 thousand	53,047	339,309	392,356	48,926	361,587	410,513
Interest rates and charges	19,291	-	19,291	18,861	-	18,861
TOTAL IN FOREIGN CURRENCY	205,741	3,267,417	3,473,158	197,667	3,018,094	3,215,761

TOTAL LOANS AND FINANCING	766,323	8,260,155	9,026,478	1,342,594	7,532,661	8,875,255

Quotes on June 30, 2013 - US$1.00 = R$2.2156;  ¥1.00 = R$0.022330 (US$1.00 = R$2.0435;  ¥1.00 = R$0.023720 on December 31, 2012)

On June 30, 2013, the Company did not record balances of loans and financing raised in 2013 to mature within 12 months.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

	GUARANTEES	FINAL MATURITY	ANNUAL INTEREST RATES	ADJUSTMENT FOR INFLATION
DOMESTIC CURRENCY
Banco do Brasil	SÃO PAULO STATE GOVERNMENT AND OWN FUNDS	2014	8.50%	TR
10th issue debentures	OWN FUNDS	2020	TJLP +1.92% (series 1 and 3) and 9.53% (series 2)	IPCA (series 2 )
12th issue debentures	OWN FUNDS	2025	TR +9.5%
14th issue debentures	OWN FUNDS	2022	TJLP +1.92% (series 1 and 3) and 9.19% (series 2)	IPCA (series 2)
15th issue debentures	OWN FUNDS	2019	CDI + 0.99% (series 1) and 6.2% (series 2)	IPCA (series 2)
16th issue debentures	OWN FUNDS	2015	CDI + 0.30% to 0.70%
17th issue debentures	OWN FUNDS	2023	CDI + 0.75% (series 1), IPCA + 4.5% (series 2), IPCA + 4.75% (series 3)	IPCA
Brazilian Federal Savings Bank	OWN FUNDS	2013/32	6.8% (weighted)	TR
Brazilian Development Bank - BNDES BAIXADA SANTISTA	OWN FUNDS	2019	2.5% + TJLP
Brazilian Development Bank - BNDES PAC	OWN FUNDS	2023	2.15% + TJLP
Brazilian Development Bank- BNDES PAC II 9751	OWN FUNDS	2027	1.72%+TJLP
Brazilian Development Bank - BNDES PAC II 9752	OWN FUNDS	2027	1.72%+TJLP
Brazilian Development Bank - BNDES ONDA LIMPA	OWN FUNDS	2025	1.92% + TJLP
Others	OWN FUNDS	2018/2025	TJLP + 6% / 12%	TR
FOREIGN CURRENCY
Inter-American Development Bank – IDB US$437,447 thousand	FEDERAL GOVERNMENT	2016/2017/ 2025/2035	1.19% to 3.00% (i)	US$
International Bank for Reconstruction and Development -IBRD – US$31,937 thousand	FEDERAL GOVERNMENT	2034	0.75%	US$
Eurobonds – US$140,000 thousand	-	2016	7.50%	US$
Eurobonds – US$350,000 thousand	-	2020	6.25%	US$
JICA 15– ¥19,015,095 thousand	FEDERAL GOVERNMENT	2029	1.8% and 2.5%	Yen
JICA 18 – ¥17,096,640 thousand	FEDERAL GOVERNMENT	2029	1.8% and 2.5%	Yen
JICA 17 – ¥400,710 thousand	FEDERAL GOVERNMENT	2035	1.2% and 0.01%	Yen
JICA 19 – ¥6,022,269 thousand	FEDERAL GOVERNMENT	2037	1.7% and 0.01%	Yen
IDB 1983AB – US$178,173 thousand	-	2023	2.4% to 2.9%	US$

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

Below, the Company reported the main changes in loans and financing in the period ended June 30, 2013. Other information on loans and financing is presented in Note 13 to the Annual Financial Statements as at December 31, 2012.

(i)         17th issue of Debentures

On January 15, 2013, the Company conducted the 17th issue of non-convertible, registered, book-entry unsecured debentures in three series, with the following characteristics:

Date of Issue: January 15, 2013.

Total Amount: R$1,000,000, number 100,000 debentures, in three series, unit value R$10.

	Amount	Adjustment	Interest rate	Interest payment	Amortization	Maturity

1st Series	424,680		DI+ 0.75% p.a.	Half-year (January and July)	Annual (as of January 2016)	January /2018
2nd Series	395,230	IPCA	4.50% p.a.	Annual (January)	Annual (as of January 2019)	January /2020
3rd Series	180,090	IPCA	4.75% p.a.	Annual (January)	Annual (as of January 2021)	January /2023
Total	1,000,000

Early redemption: none

The proceeds resulting from the funding raised by the 17th Issue of Debentures will be exclusively allocated as follows: R$500,000 for settlement of financial commitments maturing in 2013, and up to R$500,000 for early redemption of other Company debts.

(ii)        Redemption of the 11th issue of Debentures

In March 2013, the Company redeemed the total amount of the 11th Issue of Debentures, totaling R$1,060,428.

(iii)        Japan Bank for International Cooperation - JICA

In February 2012, the Company signed a loan agreement for the second phase of the Water Loss Reduction Corporate Program (Programa Corporativo de Redução de Perdas de Água), JICA BZ P-19, totaling thirty-three billion, five hundred, eighty-four million Japanese Yen (JPY33,584,000,000), corresponding to R$709,294 on the agreement’s signature date. This contract’s main disbursement took place in March 2013 and, on June 30, 2013 its balance was R$134,477.

(iv)       Payment schedule of loans and financing

The total volume of debt to be paid until the end of 2013 is R$413,236, R$82,706 is the amount indexed to foreign currency and R$330,530 is the falling due amount of interest rates and principal of loans denominated in reais.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

	2013	2014	2015	2016	2017	2018	2019 onwards	TOTAL
BRAZIL
Banco do Brasil	194,347	100,306	-	-	-	-	-	294,653
Brazilian Federal Savings Bank	58,286	79,941	58,450	57,956	60,687	64,084	644,306	1,023,710
Debentures	24,853	79,707	712,521	353,311	355,352	524,143	1,342,039	3,391,926
BNDES Bx Santista	8,155	16,309	16,309	16,309	16,309	16,309	16,310	106,010
BNDES PAC	4,223	8,447	8,447	8,447	8,447	8,447	38,010	84,468
BNDES PAC II 9751	-	813	1,083	1,083	1,083	1,083	1,355	6,500
BNDES PAC II 9752	-	-	938	1,250	1,250	1,250	10,312	15,000
BNDES Onda Limpa	9,615	19,230	19,230	19,230	19,230	19,230	119,889	225,654
Leasing	-	-	-	-	-	-	330,466	330,466
Others	302	497	560	631	711	523	-	3,224
Interest rates and charges	30,749	40,960	-	-	-	-	-	71,709
Domestic currency	330,530	346,210	817,538	458,217	463,069	635,069	2,502,687	5,553,320

ABROAD
IDB	42,266	84,533	84,533	84,533	100,104	44,498	523,439	963,906
IBRD	-	-	-	-	-	-	70,365	70,365
Eurobonds	-	-	-	309,805	-	-	768,755	1,078,560
JICA	24,436	48,871	48,871	48,871	49,113	49,355	679,163	948,680
IDB 1983AB	-	53,047	53,047	53,047	53,047	52,645	127,523	392,356
Interest rates and charges	16,004	3,287	-	-	-	-	-	19,291
Foreign currency	82,706	189,738	186,451	496,256	202,264	146,498	2,169,245	3,473,158
Overall total	413,236	535,948	1,003,989	954,473	665,333	781,567	4,671,932	9,026,478

(v)        Financial Commitments – “Covenants”

Some loans and financing contracts have clauses related to the compliance with certain financial ratios with quarterly or annual substantiations.

17th Issue of Debentures

Ratios are calculated quarterly, upon disclosure of interim or annual financial statements:

Adjusted Total Debt/Ebitda: lower than or equal to 3.65; and

Ebitda/Finance Expenses Paid: equal to or higher than 1.5.

The Issuer’s failure to comply with ratios shall trigger the early maturity of the agreement.

The agreement has a cross-default clause, i.e., the early maturity of any debt which sets forth that in the event of agreement default which may hamper the Issuer to meet its debts relating to the issue, the early maturity of any of the Issuer’s debts shall apply, in individual or total amount equal to or higher than ninety million reais (R$90,000).

Other covenants are similar to those reported in Note 13 to the Annual Financial Statements as at December 31, 2012.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

On June 30, 2013, the Company had met the requirements set forth by its loan and financing  agreements.

(vi)       Loans and financing contracted but not yet used

In order to implement its investment plan, SABESP has a financing plan.

Funds from financing have specific purposes, which are released for their related investments.

Agent	June 30, 2013
(in millions of reais (*))
Brazilian Federal Savings Bank	1,076
Japan Bank for International Cooperation – JICA	745
Inter-American Development Bank – IDB	695
Brazilian Development bank – BNDES	1,898
International Bank for Reconstruction and Development - IBRD	151
Other	51
TOTAL	4,616

(*)Based on closing quotation of June 30, 2013. (US$1.00 = R$2.2156; ¥1.00 = R$0.022330).

14.       TAXES AND CONTRIBUTIONS

a)         Current assets

	June 30, 2013	December 31, 2012 (Restated)
Recoverable taxes
Income tax and social contribution	5,461	100,225
IRRF (withholding income tax) on financial investments	2,062	14,302
Other federal taxes	9,484	3,238
Other municipal taxes	656	656
Total taxes recoverable	17,663	118,421

The decrease in current assets is mainly due to the fact that the 2012 income tax and social contribution balance was used to settle the amounts of these taxes calculated in 2013.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

b)         Liabilities

	Current
	June 30, 2013	December 31, 2012 (Restated)
COFINS and PASEP	36,213	46,576
PAES (Special Installment Payment)	-	19,011
INSS (Social Security contribution)	32,176	29,401
IRRF (withholding income tax)	1,874	41,588
Other	16,450	16,134
Total	86,713	152,710

The decrease in current liabilities arises mainly from payment of withholding income tax of interest on equity declared in December 2012 and payment of Paes in the period.

The Company requested for Special Installment Payment (PAES) on July 15, 2003, in accordance with Law 10,684 of May 30, 2003, and included in such request the debts related to COFINS and PASEP involved in a legal proceeding against the application of Law 9,718/98, and consolidated the remaining balance under the Tax Recovery Program (REFIS). The original amount included in PAES was R$316,953, as follows:

Tax	Principal	Fine	Interest	Total

Cofins	132,499	13,250	50,994	196,743
Pasep	5,001	509	2,061	7,571
Refis	112,639	-	-	112,639
Total	250,139	13,759	53,055	316,953

The loan related to Paes was paid-off in 120 months and the last installment was paid on June 28, 2013. The amounts paid from January to June 2013 and in 2012 were R$19,164 and R$37,421, respectively, and finance expenses of R$153 and R$863 in the first half of 2013 and 2012, respectively, were recorded. There is no outstanding balance on June 30, 2013. The assets pledged as collateral in previous REFIS Program, totaling R$249,034, which are still collateralizing the amounts in the PAES program, pursuant to Law 9,532 of December 10, 1997 which will be released by appropriate agency of Brazilian Federal Revenue Office.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

15.       DEFERRED TAXES AND CONTRIBUTIONS

a)         Equity balances

	June 30, 2013	December 31, 2012 (Restated)
Deferred income tax assets (i)
Provisions	516,690	512,107
Pension plan liabilities – G0 (1)	85,271	85,271
Pension plan liabilities – G1	204,799	193,125
Actuarial gain/loss –Plan G1 ( Note 2.1)	9,405	9,405
Donations of underlying assets on concession agreements	41,416	41,312
Allowance for loan losses	169,084	162,670
Others	85,850	97,425
Total deferred tax assets	1,112,515	1,101,315

Deferred tax liabilities (ii)
Temporary difference on concession of intangible assets	(614,637)	(650,093)
Capitalization of borrowing costs	(203,418)	(158,298)
Revenue – government entities	(80,755)	(77,827)
Others	(78,033)	(69,795)
Total deferred tax liabilities	(976,843)	(956,013)

Deferred tax assets, net	135,672	145,302

(1)    It refers to the installment of R$250,798 from accounts receivable adjustment (GESP), which was accrued as loss in previous years.

b)         Changes

Deferred tax assets	December 31, 2012 (Restated)	Recorded in the statement of income	June 30, 2013
Provisions	512,107	4,583	516,690
Pension plan liabilities – G0	85,271	-	85,271
Pension plan liabilities - G1	193,125	11,674	204,799
Actuarial gain/loss – G1	9,405	-	9,405
Donations of underlying assets on concession agreements	41,312	104	41,416
Allowance for loan losses	162,670	6,414	169,084
Others	97,425	(11,575)	85,850
Total	1,101,315	11,200	1,112,515

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

Deferred tax liabilities	December 31, 2012 (Restated)	Recorded in the statement of income	June 30, 2013
Temporary difference on concession of intangible assets	(650,093)	35,456	(614,637)
Capitalization of borrowing costs	(158,298)	(45,120)	(203,418)
Revenue – government entities	(77,827)	(2,928)	(80,755)
Others	(69,795)	(8,238)	(78,033)
Total	(956,013)	(20,830)	(976,843)

Net deferred tax asset	145,302	(9,630)	135,672

Deferred tax assets	December 31, 2011 (Restated)	Recorded in the statement of income	June 30, 2012 (Restated)
Provisions	575,473	(38,056)	537,417
Pension plan liabilities – G0	85,271	-	85,271
Pension plan liabilities - G1	180,018	6,351	186,369
Actuarial gain/loss – G1	35,323	-	35,323
Donations of underlying assets on concession agreements	38,213	-	38,213
Allowance for loan losses	135,223	3,436	138,659
Others	77,175	3,243	80,418
Total	1,126,696	(25,026)	1,101,670

Deferred tax liabilities	December 31, 2011 (Restated)	Recorded in the statement of income	June 30, 2012 (Restated)
Temporary difference on concession of intangible assets	(692,210)	23,522	(668,688)
Capitalization of borrowing costs	(101,507)	(19,202)	(120,709)
Revenue – government entities	(76,773)	(794)	(77,567)
Others	(42,957)	(17,962)	(60,919)
Total	(913,447)	(14,436)	(927,883)

Net deferred tax asset	213,249	(39,462)	173,787

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

c)         Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	April to June/2013	January to June/2013	April to June /2012 (Restated)	January to June /2012 (Restated)

Profit before income taxes	508,908	1,271,359	308,452	1,063,640
Statutory rate	34%	34%	34%	34%
Expected expense at statutory rate	(173,029)	(432,262)	(104,874)	(361,638)
Permanent differences
Provision of Law 4,819/58 (i)	(8,944)	(18,263)	(8,700)	(17,527)
Donations	(3,818)	(4,877)	(2,628)	(5,026)
Interest on equity	27,268	27,268	97,969	97,969
Other differences	11,284	14,646	2,593	7,306
Income tax and social contribution	(147,239)	(413,488)	(15,640)	(278,916)

Current income tax and social contribution	(116,317)	(403,858)	24,541	(239,454)
Deferred income tax and social contribution	(30,922)	(9,630)	(40,181)	(39,462)
Effective rate	29%	33%	5%	26%

(i)            Permanent difference related to the provision for actuarial liability.

Transition Tax Regime (RTT)

For the purposes of calculating the income tax and the social contribution on net income for 2009 and 2008, the Company opted to adopt the Transition Tax Regime (RTT), which allow it to eliminate the accounting effects of the Law 11,638/07 and the Provisional Measure 449/08, converted into Law 11,941/2009, through the taxable income journal (LALUR) and auxiliary controls, without any change in the bookkeeping.

The Company has been adopting the same tax practices since 2008, as the RTT became mandatory and shall be effective until the enactment of Law that rules the tax effects of the new accounting methods, seeking the tax neutrality.

16.       PROVISIONS

(a)        Lawsuits deemed as probable loss

(i)         Balances

The Company is party to a number of lawsuits arising from the normal course of business, relating to civil, tax, labor and environmental matters. Management recognized provisions at amounts deemed sufficient to cover probable losses. These provisions, net of escrow deposits, are as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

	Provisions	Escrow deposits	June 30, 2013	Provisions	Escrow deposits	December 31, 2012 (Restated)
Customer claims (i)	641,591	(110,219)	531,372	652,663	(131,408)	521,255
Supplier claims (ii)	304,263	(181,933)	122,330	290,593	(175,437)	115,156
Other civil claims (iii)	151,992	(11,761)	140,231	169,513	(4,978)	164,535
Tax claims (iv)	66,076	(3,002)	63,074	71,141	(3,056)	68,085
Labor claims (v)	158,431	(1,586)	156,845	173,227	(1,529)	171,698
Environmental claims (vi)	197,425	(660)	196,765	149,061	(636)	148,425

Total	1,519,778	(309,161)	1,210,617	1,506,198	(317,044)	1,189,154

Current	594,456	-	594,456	565,083	-	565,083
Noncurrent	925,322	(309,161)	616,161	941,115	(317,044)	624,071

(ii)        Changes

	December 31, 2012 (Restated)	Additional provisions	Interest and inflation adjustment	Amounts used in provision	Unused amounts (reversal)	June 30, 2013
Customer claims (i)	652,663	71,831	71,257	(70,863)	(83,297)	641,591
Supplier claims (ii)	290,593	4,989	14,246	(891)	(4,674)	304,263
Other civil claims (iii)	169,513	13,834	16,768	(5,291)	(42,832)	151,992
Tax claims (iv)	71,141	1,925	4,735	(5,230)	(6,495)	66,076
Labor claims (v)	173,227	40,536	12,888	(50,346)	(17,874)	158,431
Environmental claims (vi)	149,061	40,548	8,191	-	(375)	197,425
Subtotal	1,506,198	173,663	128,085	(132,621)	(155,547)	1,519,778
Escrow deposits	(317,044)	(23,526)	(11,724)	19,776	23,357	(309,161)
Total	1,189,154	150,137	116,361	(112,845)	(132,190)	1,210,617

(b)        Lawsuits deemed as possible loss

The Company is party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor matters, which are assessed by Management whose chances of loss are possible and are not recorded. Contingencies, classified as possible loss, represent approximately R$2,969,600 on June 30, 2013 (R$2,796,500 in December 2012).

(c)        Explanation on the nature of main classes of lawsuits

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

(i)         Customer claims

 Approximately 1,520 lawsuits were filed by commercial customers, which claim that their tariffs should correspond to other consumer categories, and 700 lawsuits which claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company. The Company was granted both favorable and unfavorable final decisions at several court levels and recognized provisions when the chances of losses are probable. The R$10,117 increase in the lawsuits classified as probable loss (net of escrow deposits) relates to the filling of new lawsuits and interest, fees and inflation adjustments on amounts involving lawsuits in progress, partially offset by payments made in the year and revisions of expectations caused by favorable decisions to the Company in 2013.

(ii)        Supplier claims

Suppliers’ claims include lawsuits filed by some suppliers alleging underpayment of inflation adjustment, withholding of amounts related to the understated inflation rates deriving from the Brazilian Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the chances of losses are probable. The R$7,174 increase in the lawsuits classified as probable loss (net of escrow deposits) mainly relates to interest rates, fees, and adjustments of amounts involving lawsuits in progress.

(iii)        Other civil claims

These refer mainly to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels, duly accrued when classified as probable losses. The R$24,304 decrease, for lawsuits with probable chances of loss (net of escrow deposits), was mainly due to the dismissal of several lawsuits and expectation reviews caused by favorable decisions to the Company, during 2013.

(iv)       Tax claims

Tax contingencies refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company's Management, accrued when classified as probable loss. The R$5,011 decrease, for lawsuits with probable chances of loss (net of escrow deposits), was mainly due to favorable decisions to the Company.

(v)        Labor claims

The Company is a party to several labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, job deviation, salary parity, and others. Part of the amount involved is in provisional or final execution at various court levels, and thus is classified as probable loss and accordingly, accrued. The R$14,853 decrease in lawsuits with probable chances of loss (net of escrow deposits) mainly refers to payments made in the year, partially offset by the addition in the estimates and adjustments of amounts involving lawsuits in progress.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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(vi)       Environmental claims

Environmental claims refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental – Cetesb, Public Prosecution Office of the State of São Paulo and others, that aim affirmative and negative covenants and penalty is estimated due to failure to comply, besides the imposition of indemnity due to environmental damages allegedly caused by the Company. The amounts accrued represent the best estimate of the Company at this moment, however, may differ from the amount to be disbursed as indemnity to alleged damages, in view of the current stage of referred proceedings. The R$48,340 increase in the lawsuits with probable chances of loss (net of escrow deposits) mainly refers to the addition in the estimates of lawsuits and agreements in progress.

Other information is presented in Note 16 to the Annual Financial Statements as at December 31, 2012.

17.       EMPLOYEE BENEFITS

(a)        Health benefit plan

The health benefit plan is managed by Fundação Sabesp de Seguridade Social - SABESPREV and consists of optional, free choice, health plan sponsored by contributions of SABESP and the active participants, as follows:

.           Company: 7.4% on average gross payroll;

.           Participating employees: 3.21% of base salary and bonus, equivalent to 2.4% average payroll.

(b)        Pension plan benefits

Amounts recorded in the statement of financial position
Funded plan – G1
Pension plan liabilities on December 31, 2012	577,169
Effect from the adoption of CPC 33(R1)	27,663
Adjusted pension plan liabilities on December 31, 2012	604,832
Expenses recognized in 2013	42,470
Payments made in 2013	(8,135)
Pension plan liabilities on June 30, 2013 (i)	639,167

Unfunded plan – G0
Pension plan liabilities on December 31, 2012	1,547,161
Effect from the adoption of CPC 33(R1)	440,557
Adjusted pension plan liabilities on December 31, 2012	1,987,718
Expenses recognized in 2013	88,383
Payments made in 2013	(62,278)
Pension plan liabilities on June 30, 2013 (iii)	2,013,823

Total	2,652,990

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

(i)         Plan G1

The Company sponsors a defined benefit pension plan for its employees ("Plan G1"), which is managed by Fundação SABESP de Seguridade Social – SABESPREV, the defined benefit plan is sponsored by similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•         0.53% of the amount of the salary of participation up to 20 salaries; and

•         4.5% of the surplus, if any, of the amount of the salary of participation over 20 salaries.

On June 30, 2013, SABESP had a net actuarial liability of R$639,167 (R$604,832 on December 31, 2012) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners and the fair value of the related assets.

(ii)        Private pension plan benefits – Defined contribution

On June 30, 2013, Sabesprev Mais plan, based on defined contribution, had 4,955 (active and assisted participants (4,569 in December 2012).

With respect to the Sabesprev Mais Plan, the sponsor’s contributions represent 100% over the total basic contribution from participant.

On June 30, 2013, the commitment to all participants who migrated up to Sabesprev Mais Plan amounted to R$11,567 (R$12,441 in December 2012) referred to active participants.

(iii)        Plan G0

Pursuant to Law 4,819/58, employees who provided services prior to May 1974 and were retired as an employee of the Company acquired a legal right to receive supplementary pension payments, which rights are referred as "Plan G0". The Company pays these supplementary benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from shareholder, limited to the amounts considered virtually certain that will be reimbursed by the State Government. As of June 30, 2013, the Company recorded a defined benefit obligation for Plan G0 of R$2,013,823 (R$1,987,718 in December 2012).

(c)        Profit sharing

The Company recorded as reference to the 2013 Profit Sharing Program the amount corresponding to one month salary for each employee, depending on the establishment of goals. In the second quarter of 2013, the amount of R$18,380 was accrued (R$15,889 in the second quarter of 2012). From January to June 2013 and 2012, R$34,054 and R$30,033, respectively were accrued.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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18.       EQUITY

a)         Authorized capital

The Company is authorized to increase capital by up to R$10,000,000 (R$10,000,000 in December 2012), based on a Board of Directors' resolution, after submission to the Fiscal Council.

b)         Subscribed and paid-in capital

As at June 30, 2013, subscribed and paid-in capital was represented by 683,509,869 non-par, registered book entry common shares (227,836,623 shares in December 2012), held as follows:

There was an increase in the number of shares due to the share split on April 22, 2013.

	June 30, 2013		December 31, 2012
	Number of shares	%	Number of shares	%
Treasury Department	343,524,258	50.26%	114,508,086	50.26%
Brazil Clearing and Depositary Corporation – CBLC	178,016,336	26.04%	56,036,950	24.59%
The Bank Of New York ADR Department (equivalent in shares) (*)	160,046,002	23.42%	56,663,486	24.87%
Other	1,923,273	0.28%	628,101	0.28%

	683,509,869	100.0%	227,836,623	100.0%

(*)            Each ADR corresponds to 1 share.

The share split for the Company’s common shares was approved at the Extraordinary Shareholders’ Meeting held on April 22, 2013, now each common share represents three (3) common shares at the 1:3 ratio.

The distribution of dividends as interest on equity amounting to R$498,684 was approved at the  Shareholders’ Meeting held on April 22, 2013, less R$35,593 withholding income tax, totaling R$534,277. Payment was made in June 2013.

Other information on equity, such as payment to shareholders, dividends, objective and purpose of reserves, can be found in Note 19 to the Annual Financial Statements as at December 31, 2012.

19.       EARNINGS PER SHARE

(a)        Basic and diluted

Basic earnings per share are calculated by dividing the income attributable to the Company’s shareholders by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal. According to CPC 41, earnings per share after the share split occurred on April 22, 2013 are calculated as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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	January to June/2013	January to June /2012 (Restated)

Profit attributable to the Company’s shareholders	857,871	784,724
Weighted average number of common shares issued	683,509	683,509

Basic and diluted earnings per share (reais per share)	1.25510	1.14808

20.       BUSINESS SEGMENT INFORMATION

The Company’s Management, composed of the Board of Directors and the Board of Executive Officers, defined the operating segments used to make strategic decisions, such as water supply and sewage services.

	April to June/2013

	Water	Sewage	Reconciliation to the Financial Statements	Balance as per Financial Statements

Gross revenue from sales and services – from external customers	1,272,899	1,034,529	656,844	2,964,272

Gross sale deductions	(92,674)	(75,320)	-	(167,994)

Net revenue from sales and services – from external customers	1,180,225	959,209	656,844	2,796,278

Costs, selling and administrative expenses	(872,632)	(565,649)	(643,229)	(2,081,510)

Income from operations before other operating expenses, net	307,593	393,560	13,615	714,768

Other operating expenses, net				1,507

Equity in the earning (losses) of joint ventures				(111)

Financial result, net				(207,256)

Income from operations before taxes				508,908

Depreciation and amortization	104,770	91,988	-	196,758

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

	January to June/2013

	Water	Sewage	Reconciliation to the Financial Statements	Balance as per Financial Statements

Gross revenue from sales and services – from external customers	2,558,801	2,067,474	1,152,453	5,778,728

Gross sales deductions	(186,620)	(150,786)	-	(337,406)

Net revenue from sales and services – from external customers	2,372,181	1,916,688	1,152,453	5,441,322

Costs, selling and administrative expenses	(1,761,596)	(1,109,309)	(1,129,191)	(4,000,096)

Income from operations before other operating expenses, net	610,585	807,379	23,262	1,441,226

Other operating expenses, net				10,342

Equity in the earnings (losses) of joint ventures				(261)

Financial result, net				(179,948)

Income from operations before taxes				1,271,359

Depreciation and amortization	210,023	181,901	-	391,924

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

	April to June/2012 (Restated)

	Water	Sewage	Reconciliation to the Financial Statements	Balance as per Financial Statements

Gross revenue from sales and services – from external customers	1,126,273	922,254	577,879	2,626,406

Gross sales deductions	(83,214)	(68,143)	-	(151,357)

Net revenue from sales and services – from external customers	1,043,059	854,111	577,879	2,475,049

Costs, selling and administrative expenses	(808,502)	(478,329)	(565,491)	(1,852,322)

Income from operations before other operating expenses, net	234,557	375,782	12,388	622,727

Other operating expenses, net				18,397

Equity in the earnings (losses) of joint ventures				(1,297)

Financial result, net				(331,375)

Income from operations before taxes				308,452

Depreciation and amortization	97,119	79,896	-	177,015

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

	January to June/2012 Restated

	Water	Sewage	Reconciliation to the Financial Statements	Balance as per Financial Statements

Gross revenue from sales and services – from external customers	2,338,342	1,899,592	1,128,735	5,366,669

Gross sales deductions	(173,220)	(140,718)	-	(313,938)

Net revenue from sales and services – from external customers	2,165,122	1,758,874	1,128,735	5,052,731

Costs, selling and administrative expenses	(1,657,559)	(964,097)	(1,104,873)	(3,726,529)

Income from operations before other operating expenses, net	507,563	794,777	23,862	1,326,202

Other operating expenses, net				26,860

Equity in the earnings (losses) of joint ventures				(3,057)

Financial result, net				(286,365)

Income from operations before taxes				1,063,640

Depreciation and amortization	203,233	160,278	-	363,511

Explanation on the reconciliation items for the Financial Statements: the impacts on gross revenues from sales and services and on costs are as follows:

	April to June/2013	January to June/2013	April to June /2012 (Restated)	January to June/2012 (Restated)

Gross revenue from construction recognized under ICPC 1 (a)	656,844	1,152,453	577,879	1,128,735
Construction costs recognized under ICPC 1 (a)	643,229	1,129,191	565,491	1,104,873

Construction margin	13,615	23,262	12,388	23,862

(a)        Revenue from concession construction contracts is recognized in accordance with CPC 17, Construction Contracts (IAS 11), using the percentage-of-completion method. See Notes 11 (c) and (h).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

21.       REVENUE

(a)        Reconciliation between gross revenue and net revenue

	April to June/2013	January to June/2013	April to June /2012 (Restated)	January to June/2012 (Restated)
Gross revenue from sales and/or services	2,307,428	4,626,275	2,048,527	4,237,934
Construction revenue	656,844	1,152,453	577,879	1,128,735
Sales tax	(167,994)	(337,406)	(151,357)	(313,938)
Net revenue	2,796,278	5,441,322	2,475,049	5,052,731

(b)        Gross revenue from sales of products and services

	April to June/2013	January to June/2013	April to June /2012 (Restated)	January to June/2012 (Restated)
Metropolitan Region of São Paulo	1,701,779	3,389,795	1,598,216	3,185,639
Regional Systems (i)	605,649	1,236,480	450,311	1,052,295
Total (ii)	2,307,428	4,626,275	2,048,527	4,237,934

(i)         Including the municipalities operated in inland and at the coast of the State of São Paulo.

(ii)        Gross operating revenue from sales and services increased by 12.6% in the second quarter of 2013 over the second quarter of 2012, mainly due to a 3.5% increase in the Company’s volume billed, a 5.15% tariff increase as of September 2012 and the 2.35% tariff repositioning index applied over tariffs after April 2013.

22.       OPERATING COSTS AND EXPENSES

Description	April to June/2013	January to June /2013	April to June/2012 (Restated)	January to June/2012 (Restated)
Cost of sales and services:
Salaries and payroll charges	343,874	662,609	312,222	595,303
Pension plan liabilities	14,316	29,718	8,806	17,864
Construction costs (Note 11( c))	643,229	1,129,191	565,491	1,104,873
General supplies	44,557	85,132	40,066	77,658
Treatment supplies	55,141	120,017	51,431	96,004
Outsourced services	205,295	369,025	173,114	333,926
Electricity	132,579	276,966	147,238	296,970
General expenses	106,297	222,647	97,752	190,209
Depreciation and amortization	186,657	373,506	171,650	351,401
	1,731,945	3,268,811	1,567,770	3,064,208

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

Description	April to June/2013	January to June /2013	April to June/2012 (Restated)	January to June/2012 (Restated)
Selling expenses:
Salaries and payroll charges	54,636	106,122	50,797	97,078
Pension plan liabilities	1,949	4,550	1,499	2,895
General supplies	1,844	3,962	2,052	3,922
Outsourced services	61,865	88,292	54,693	116,872
Electricity	134	306	66	327
General expenses	22,865	41,226	20,937	39,476
Depreciation and amortization	2,590	5,308	1,843	3,333
Allowance for doubtful accounts, net of recoveries (Note 7(c))	18,839	56,239	36,625	75,387
	164,722	306,005	168,512	339,290
General and administrative expenses:
Salaries and payroll charges	45,495	87,350	42,368	80,809
Pension plan liabilities	31,692	63,431	27,919	55,984
General supplies	2,981	4,565	1,097	2,109
Outsourced services	27,958	66,553	24,738	66,741
Electricity	260	528	305	659
General expenses	57,176	137,888	4,991	61,840
Depreciation and amortization	7,511	13,110	3,522	8,777
Tax expenses	11,770	51,855	11,100	46,112
	184,843	425,280	116,040	323,031
Cost, selling and administrative expenses:
Salaries and payroll charges	444,005	856,081	405,387	773,190
Pension plan liabilities	47,957	97,699	38,224	76,743
Construction costs (Note 11 (c))	643,229	1,129,191	565,491	1,104,873
General supplies	49,382	93,659	43,215	83,689
Treatment supplies	55,141	120,017	51,431	96,004
Outsourced services	295,118	523,870	252,545	517,539
Electricity	132,973	277,800	147,609	297,956
General expenses	186,338	401,761	123,680	291,525
Depreciation and amortization	196,758	391,924	177,015	363,511
Tax expenses	11,770	51,855	11,100	46,112
Allowance for doubtful accounts, net of recoveries (Note 7(c))	18,839	56,239	36,625	75,387
	2,081,510	4,000,096	1,852,322	3,726,529

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

23.       FINANCE EXPENSES AND INCOME

Description	April to June/2013	January to June/2013	April to June /2012 (Restated)	January to June/2012 (Restated)
Finance expenses:
Interest and charges on loans and financing – local currency	(64,904)	(147,429)	(69,931)	(152,134)
Interest and charges on loans and financing – foreign currency	(22,090)	(40,506)	(25,728)	(45,747)
Other finance expenses	(20,701)	(32,878)	(5,373)	(19,108)
Income tax over foreign remittance	(2,540)	(4,417)	(3,649)	(5,758)
Inflation adjustments on loans and financing (i)	(16,399)	(40,548)	(8,914)	(17,469)
Inflation adjustments on Sabesprev Mais deficit (ii)	(357)	(805)	(392)	(807)
Other inflation adjustments (iii)	(722)	(4,360)	(1,637)	(3,171)
Interest and inflation adjustments on provisions	20,850	(31,581)	(5,126)	(78,116)
Total finance expenses	(106,863)	(302,524)	(120,750)	(322,310)

Finance income:
Inflation adjustments gains (iv)	19,986	48,981	9,313	21,087
Income on short-term investments	37,285	70,263	45,078	99,917
Interest and other income	43,769	75,198	16,469	37,463
Total finance income	101,040	194,442	70,860	158,467

Financial, net before foreign exchange variations	(5,823)	(108,082)	(49,890)	(163,843)

Net foreign exchange gains (losses):
Foreign exchange variation on loans and financing	(201,667)	(72,064)	(281,674)	(122,442)
Other foreign exchange variations	(16)	(17)	(5)	(25)
Foreign exchange gains	250	215	194	(55)
Foreign exchange variations, net	(201,433)	(71,866)	(281,485)	(122,522)

Financial, net	(207,256)	(179,948)	(331,375)	(286,365)

(i)         This inflation adjustment derives mainly from the increase in inventories of IPCA-indexed debt, due to the funding referring to the 17th issue of debentures in February 2013.

(ii)        This inflation adjustment derives from the change in the National Consumer Price Index (INPC) rate of 1.2% in the second quarter of 2013 (1.5% in the second quarter of 2012), which is used to adjust the balance of SABESP’s commitment in relation to the deficit of the Sabesprev Mais pension plan.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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(iii)        Other expenses related to monetary variation mainly arises from the adjustment of liabilities referring to investment commitments required by the public-private partnerships and mainly from program contracts indexed to the IPC and IPCA of 0.7% and 1.2% in the second quarter of 2013, respectively (1.0% and 1.1% in the second quarter of 2012, respectively).

(iv)       These inflation adjustment mainly arise from installment payment agreements with clients, which are indexed by IPCA (1.2% in the second quarter of 2013 and 1.1% in the second quarter of 2012) or IPC (Consumer Price Index, 0.7% in the second quarter of 2013 and 1.0% in the second quarter of 2012), depending on the contract date, and judicial deposits, which are adjusted by the index defined by the Judiciary Branch, which varied 1.5% in the second quarter of 2013 (1.4% in the second quarter of 2012).

24.       OTHER OPERATING INCOME (EXPENSES), NET

	April to June/2013	January to June/2013	April to June /2012 (Restated)	January to June /2012 (Restated)
Other operating income, net	13,581	24,218	22,875	33,482
Other operating expenses	(12,074)	(13,876)	(4,478)	(6,622)
Other operating income (expenses), net	1,507	10,342	18,397	26,860

Other operating income is comprised of sale of property, plant and equipment, sale of contracts awarded in public bids, and indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA and Aqualog projects and services.

Other operating expenses consist mainly of write-off of property, plant and equipment due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, and losses on property, plant and equipment.

25.       COMMITMENTS

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. Below, main committed amounts as of June 30, 2013:

	July to December 2013	2014 - 2015	2016-2017	2018 onwards	Total
Contractual obligations - Expenses	607,224	1,319,577	51,731	1,698	1,980,230
Contractual obligations - Investments	799,734	1,392,085	267,762	452	2,460,033
Total	1,406,958	2,711,662	319,493	2,150	4,440,263

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

26.       ADDITIONAL INFORMATION ON CASH FLOWS

Non-cash investing and financing transactions:

	January to June/2013	January to June /2012 Restated

Interest capitalized in the period	167,791	171,102
Variation in payables to contractors	(33,165)	20,447
Liabilities referring to program contract commitments recorded with a corresponding entry to intangible assets	35,879	(13,831)
Leasing	114,692	54,087
Construction margin recorded in intangible assets	23,262	23,862
	308,459	255,667

27.       EVENTS AFTER THE REPORTING PERIOD

  Program contracts

The Company renewed the Water Supply and Sewage Service Program Contract with the municipality of Itatiba on July 2, 2013, for a 30-year term.

  Tariff revision – ARSESP

Arsesp – Sanitation and Energy Regulatory Agency of the State of São Paulo published on August 1, 2013, the Resolution 427 wherein it informs that “identified relevant methodological and quantitative inconsistencies in the assets report submitted by SABESP, thus, hindering its immediate utilization in Tariff Revision and requiring a reformulation by the Services Provider.”

In view of the aforementioned paragraph, ARSESP resolved:

“Article 1 – Uphold the suspension of stages C2, C3, C4 and C5 of SABESP’s Tariff Revision until Asset Base issues are solved.

Paragraph 1 - The Services Provider will have thirty (30) days to submit to Arsesp the deadline necessary to present the reformulated Asset Base.

Paragraph 2 - If Services Provider does not make any statement, the Executive Board will resolve on the asset base to be adopted, as well as it will establish a new Schedule to conclude the Tariff Revision.”

Stages C2 to C5 refer to the publication of tariff revision results related to the final Maximum Average Tariff (P0).

SABESP is waiting to receive the content and details deemed inconsistent by the regulatory agency to then analyze and assess potential impacts, if any.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

Comments of the Company’s projections trend

The projections presented in the reference form are annual and not on a quarterly basis. Therefore, the quarterly comparison between the information disclosed in the reference form with quarterly results shall not apply.

The projections monitoring occurs on an annual basis and are disclosed in the reference form.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Comments on the Company’s Projection Trend

Version: 1

1.       CHANGES IN INTEREST HELD BY CONTROLLING SHAREHOLDER, BOARD MEMBERS AND EXECUTIVE OFFICERS

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as at 6/30/2013
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling shareholder
Treasury Department	343,524,258	50.3%	343,524,258	50.3%
Management
Board of Directors	1,518	0	1,518	0
Executive Officers

Fiscal Council	-	-	-	-

Treasury shares	-	-	-	-

Other shareholders

Total	343,525,776	50.3%	343,525,776	50.3%

Outstanding shares	339,984,093	49.7%	339,984,093	49.7%

2.       CHANGES IN INTERESTS HELD BY CONTROLLING SHAREHOLDERS, BOARD MEMBERS AND EXECUTIVE OFFICERS

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Other Information Deemed as Relevant by the Company

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as at 6/30/2012
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling shareholder
Treasury Department	343,524,258	50.3%	343,524,258	50.3%
Management
Board of Directors	6,027	0	6,027	0
Executive Officers	1,809	0	1,809	0

Fiscal Council	-	-	-	-

Treasury shares	-	-	-	-

Other shareholders

Total	343,532,094	50.3%	343,532,094	50.3%

Outstanding shares	339,977,775	49.7%	339,977,775	49.7%

Note: June 30, 2012 figures were adjusted, including the split of one share for three shares, occurred in April 2013, for better comparability between the reportin periods.

3.         SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF EACH TYPE AND CLASS OF COMPANY SHARES, UP TO THE INDIVIDUAL LEVEL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position as at 6/30/2013 (shares)
	Common shares		Total
Shareholder	Number of shares	%	Shareholder	Number of shares
Treasury Department	343,524,258	50.3	343,524,258	50.3

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Reports and Statements / Unqualified Report on Special Review

Version: 1

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP

Introduction

We have reviewed the accompanying interim financial information of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) included in the Interim Financial Information Form (ITR), for the quarter ended June 30, 2013, which comprises the balance sheet as of June 30, 2013 and the related statements of income and other comprehensive income for the three and six-months period then ended and changes in equity and of cash flows for the six-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Information and with international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by the CVM.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – June 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Reports and Statements / Unqualified Report on Special Review

Version: 1

Emphasis of matter

Restatement of corresponding amounts

As mentioned in Note 2, as a result of the change in the accounting policy relating to employee benefits, in compliance with CPC 33 (R1) and IAS 19(R) – Employee Benefits, and the change in the accounting policy relating to the recording of jointly-owned businesses, in accordance with CPC 19 (R2) and IFRS 11 - Joint Arrangements, the corresponding amounts recorded in the statement of financial position for the year ended December 31, 2012 and the corresponding interim accounting information recorded in the statements of income and comprehensive income for the three and six-months period ended June 30, 2012 and changes in equity, cash flows and value added (supplemental information) for the six-month period ended June 30, 2012, presented for comparison purposes, were adjusted and are being restated as set forth in CPC 23 and IAS 8 - Accounting Policies, Changes in Estimates and Correction of Error and CPC 26 (R1) and IAS 1 - Presentation of Financial Statements. Our opinion is not modified with respect to this matter.

Other matters

Statements of value added

We have also reviewed the statements of value added (DVA) for the six-month period ended June 30, 2013, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards - IFRS, which does not require the presentation of DVA. These statements were subject to the same review procedures described above, and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

Review of interim financial information for the three and six-month period ended June 30, 2012

The information and amounts for the three and six-month period ended June 30, 2012, presented for comparison purposes, were reviewed by other independent auditors, whose report, without qualification, was issued and dated on August 13, 2013.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, August 13, 2013

DELOITTE TOUCHE TOHMATSU	Délio Rocha Leite
Auditores Independentes	Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: September 5, 2013

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.